Exhibit 1

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

November 28, 2014

FORWARD

Tabular dollars are in millions of Canadian dollars, except per share amounts or unless otherwise indicated. Management’s Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Statements included in this Management’s Discussion and Analysis that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, asset dispositions, financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, expansion and growth of Shaw’s business and operations and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic conditions, interest and exchange rates, technology deployment, content and equipment costs, industry structure, conditions and stability, government regulation and the integration of recent acquisitions. Many of these assumptions are confidential.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; industry trends and other changing conditions in the entertainment, information and communications industries; Shaw’s ability to execute its strategic plans; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates; Shaw’s status as a holding company with separate operating subsidiaries; and other factors described in this report under the heading “Known events, trends, risks and uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Corporation provides certain financial guidance for future performance as the Corporation believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

I.	INTRODUCTION TO THE BUSINESS

A.	Company overview – core business and strategies

Shaw Communications Inc. (“Shaw” or the “Company” or “Corporation”) is a diversified communications and media company. Shaw serves 3.2 million consumers and businesses through a reliable and extensive fibre network. Shaw provides consumers with broadband Internet, WiFi, Digital Phone, and cable and satellite television. Shaw Business, provides businesses with Internet, data, telephony, television and fleet tracking services, and ViaWest provides collocation, cloud and managed services. Shaw Media provides Canadians with engaging programming content through one of Canada’s largest conventional television networks, Global Television, and numerous specialty networks. Shaw provides customers with high-quality entertainment, information and communications services, utilizing a variety of distribution technologies.

Shaw’s business is encapsulated within its vision statement: “We, the leading entertainment and communications company, deliver exceptional customer experience through outstanding people sharing Shaw values.”

Shaw’s strategy is to maximize shareholder value through the generation of free cash flow.1 The key elements of this strategy include: leveraging its network infrastructure and programming assets to offer customers a wider variety of products and services; enhancing existing products to provide greater value to customers; providing exceptional customer service; bundling product offerings to provide value to both Shaw and the customer; and focusing on sound capital management and operational efficiencies to maintain a competitive edge.

The strategy also includes promoting brand awareness, strengthening the Shaw name from coast to coast. The Shaw brand is synonymous with diverse product offerings and high-quality customer service.

During 2014 the Company operated three principal business segments: (1) Cable – comprised of cable television, Internet, Digital Phone and Shaw Business operations; (2) Satellite –comprised of direct-to-home (“DTH”) and Satellite Services; and (3) Media – comprised of television broadcasting. As a percentage of Shaw’s consolidated revenues for the year ended August 31, 2014, the Cable, Satellite and Media divisions represented approximately 63%, 16% and 21% of Shaw’s business, respectively. During 2014 Shaw’s businesses generated consolidated revenues of $5.2 billion.

A fourth business segment, Wireless, was in the development/construction stage during 2010 and 2011. During 2008 the Company participated in the Canadian Advanced Wireless Spectrum (“AWS”) auction and was successful in acquiring 20 megahertz of spectrum across most of its cable footprint. In March 2010 the Company commenced activities on a traditional wireless infrastructure build and late in 2011, after completing a strategic review of this initiative, decided to not pursue a traditional wireless business. During 2013 the Company entered into an agreement with Rogers Communications Inc. (“Rogers”) to grant Rogers an option to acquire its wireless spectrum licenses. The potential option exercise for the sale of the wireless spectrum licenses is subject to various regulatory approvals.

[1]	See definitions under key performance drivers on page 21.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

During 2014, Shaw announced changes to the structure of its operating divisions to improve overall efficiency while enhancing its ability to grow as the leading network and content experience company. Shaw’s existing residential and enterprise services will be reorganized into new Consumer and Business units, respectively, with no changes to the Media division. In addition, in September 2014 the Company closed the acquisition of ViaWest, Inc. (“ViaWest”), a US-based provider of data centre infrastructure, cloud technology and managed IT solutions. ViaWest will continue to operate as a standalone unit. The Company expects to commence reporting on the new divisions of Consumer, Shaw Business, ViaWest and Media in fiscal 2015.

The description of the Company’s operating business segments, including more specific details for the last two fiscal years follows.

B.	Description of the business

(i)	Cable

Shaw’s Cable operations provide Cable television, Internet, and Digital Phone services to residential and business customers. These services are delivered through an extensive fibre optic and co-axial cable distribution network.

Shaw’s strategy is to leverage its network by providing products and services beyond traditional cable television. In past years, it enhanced the quality, depth and capacity of its plant and network infrastructure through significant capital investments, and the plant and network is essentially fully digital and two-way capable. These investments have enabled Shaw to expand its service offerings to include digital programming, On Demand programming, High Definition (“HD”) television, Internet, WiFi, various on-line or over-the-top (“OTT”) offerings, and Digital Phone. In 2013 Shaw substantially completed a major upgrade of its co-axial cable network to convert analog television tier services to digital and reuse the spectrum on the cable plant for other purposes. The reclamation initiative was referred to as the Digital Network Upgrade (“DNU”).

This upgrade significantly increased the capacity of the Shaw network and allows the Company to expand its Internet, HD and On Demand offerings. Shaw’s investments in plant infrastructure will also accommodate further growth opportunities. Shaw continues to invest in technology initiatives to reclaim bandwidth and optimize the capacity and efficiency of its network, including increasing the number of nodes in the network and using advanced encoding and digital compression technologies such as MPEG-4.

To take advantage of potential administrative, operating and marketing synergies that arise from larger, focused operations, Shaw has consolidated its position as the dominant provider of cable services in Western Canada. Approximately 70% of the Company’s cable television subscribers are clustered in and around five major urban markets in Western Canada: Vancouver and Victoria, British Columbia; Calgary and Edmonton, Alberta; and Winnipeg, Manitoba. The balance of Shaw’s subscribers are mainly in smaller regional clusters, linked via fibre either to each other or to larger markets. These markets include the Okanagan region, British Columbia (Kamloops, Kelowna, Penticton, Vernon); Saskatoon/Prince Albert/Moose Jaw/Swift Current, Saskatchewan; and Thunder Bay/Sault Ste. Marie, Ontario.

In 2013, Shaw completed the disposition of Mountain Cablevision Limited (“Mountain Cable”), a cable system located in Hamilton, Ontario.

Shaw has a customer-centric strategy designed to deliver high-quality customer service, simplicity and value to its customers through various bundled service offerings for its Cable television, Internet and Digital Phone services. The benefits of bundling to customers include

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

the convenience of “one-stop shopping” and value pricing. The benefits to Shaw include retention of existing customers (churn reduction); attraction of new customers; incremental penetration as customers upgrade to additional services offered in a bundle; and operational efficiencies through centralized billing and customer care.

A more detailed description of each of the principal operations comprising the Company’s Cable segment is set forth below.

Cable Television

The Company’s initial core business was cable television services, which today continues to provide the customer base and physical infrastructure for much of the Company’s distribution service businesses. The Company is one of the largest cable television providers in Canada. As at August 31, 2014, Shaw served approximately 2.0 million cable television customers in five provinces (British Columbia, Alberta, Saskatchewan, Manitoba and certain portions of Ontario).

The Company’s cable television business is operated through its extensive fibre optic and co-axial cable distribution network. Shaw’s long haul fibre backbone and regional and metro interconnect networks link its cable systems and subscribers together. Shaw receives originating television signals at its various signal acquisition sites, then processes and distributes these signals via its networks to customers’ homes in its cable serving areas. Digital cable customers receive additional services via digital cable terminals (“DCTs”) which translate encrypted signals delivered to customers’ homes over Shaw’s network. With the substantial completion of the DNU, only legacy basic cable service is delivered via analog signals. Currently, approximately 95% of Shaw’s cable customers are Digital cable customers.

Digital cable significantly expands the range of services that may be offered to a subscriber and extends programming capacity. Digital cable also enhances picture and sound quality and provides the platform from which Shaw has launched, and expects to continue to launch, new revenue-generating video and interactive services. Shaw offers customers a variety of DCTs for purchase or rent.

For its Digital subscribers, Shaw offers On Demand viewing options, including Pay-Per-View (“PPV”), Video-on-Demand (“VOD”), and Subscription VOD (“SVOD”) services. The PPV service allows customers to select and pay for specific programs which are available on various channels with set start times. The VOD and SVOD services enable customers to select programming from a library of titles through an on-line ordering system or directly through the set-top interactive program guide, and to view the programming on their television or on-line at a time of their choosing, with pause, skip backward and skip forward functionality. On Demand programming includes movies, sports, concerts and other special events, with prices dependent on the nature of the programming. Shaw also offers a wide variety of free On Demand programming including hit TV series, movies, events, music videos and more.

Of the Company’s cable television customers, over 1.3 million have HD capabilities. Shaw continues to launch HD channels which offer superior picture detail and sound quality in a format that fully utilizes the capabilities of wide screen, HD ready televisions. In support of HD, Shaw offers for purchase or rent DCTs which support the decoding and processing of HD content, as well as DCTs which incorporate HD and Personal Video Recorder (“PVR”) features including the Gateway whole home HDPVR solution that connects to up to six TVs in a home.

In 2012, Shaw launched the first phase of its TV Everywhere service, Shaw Go, which allows customers streaming access to TV shows, sporting events and movies on popular mobile devices, including WiFi enabled tablets and smartphones. The Company now has more than 10

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

services available through Shaw Go, including Global Go, HISTORY Go, CTV Go and various childrens, sports, movie and other entertainment programming. In 2014, Shaw also launched its Gateway Go app, which allows customers to search, record and manage shows on their Gateway whole home HDPVR from a range of popular mobile devices.

Internet

Leveraging its cable television infrastructure, Shaw provides high-speed Internet access services to residential and business subscribers in almost all of its operating areas. The Company currently offers a wide variety of residential Internet service levels to match the data speed, usage and budget requirements of its subscribers. Similar to its residential Internet service, Shaw also offers a variety of Internet services for small and medium business customers. As at August 31, 2014, there were over 1.9 million subscribers to Shaw’s Internet access services.

In providing its Internet access services, Shaw leverages DOCSIS 3.0, a data over cable technology, which has enabled the Company to increase the capabilities and reliability of its network by increasing the capacity and throughput of both the upstream and downstream portions of Shaw’s co-axial cable infrastructure. Upgrades and enhancements of its capital infrastructure are ongoing, improving the capacity and reliability of the Company’s Internet backbone and decreasing the average node size to reduce network congestion.

During 2014, Shaw continued the build out of its managed carrier-grade WiFi network, Shaw Go WiFi, which extends a customer’s broadband experience beyond their home. The service was launched in 2012 on a trial basis in select cities, and is now available in most areas served by Shaw. In addition in 2014, Shaw reached agreements with a number of cities to expand Shaw Go WiFi service to public areas within those cities. WiFi is in virtually all portable consumer communication devices and customers are actively seeking WiFi hotspots to reduce wireless data costs and improve their wireless broadband experience.

Shaw operates two internal Internet data centres in Calgary, Alberta and several smaller regional centres. The data centres allow the Company to manage its Internet services exclusively, providing e-mail service directly to its customers using “@shaw.ca” e-mail addresses, provisioning web space, and managing backbone connectivity and peering arrangements with other telecom providers. The data centres also host Shaw customers’ most popular web content locally.

During 2014 the Company continued construction of a new internal data centre in Calgary that will allow it to stay ahead of the technology curve by being able to handle new innovations as they are adopted, such as the WiFi network initiative or new IP video technologies. The new data centre will incorporate energy efficient cooling systems allowing Shaw to reduce the environmental impact of this facility. The data centre is planned to be complete in fiscal 2015.

Digital Phone

Shaw Digital Phone, a reliable, fully featured and affordable residential telephone service, is currently offered in approximately 95% of homes passed. As at August 31, 2014, Shaw had over 1.3 million Digital Phone lines (primary and secondary lines on billing).

Shaw Digital Phone offers packages tailored to meet the needs of residential subscribers with varying levels of included long distance and calling features. Similar to the residential

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

packages, Shaw offers a variety of Shaw Business products for home based or smaller businesses including managed and hosted private branch exchanges (“PBX”) and a primary rate interface (“PRI”) service for medium and larger businesses.

Shaw Digital Phone utilizes DOCSIS technology similar to the Company’s Internet service. Customers’ existing phone lines are connected into modems usually installed at the location of the central wiring in the customers’ premises. The modem converts the voice conversation into digital IP packets that are carried to an IP-based telephone switch. At this point, the packets are transformed again into traditional telephone signals for connection to the public switched telephone network or may be routed through the IP network to the called party.

Shaw Business

Using the Company’s national and regional fibre network, Shaw Business provides services to small and medium size business, Internet Service Providers (“ISPs”), cable companies, broadcasters, governments and other organizations that require end-to-end Internet, data and voice connectivity. Shaw Business is also a major account and wholesale provider offering third parties advanced high speed data connectivity and Internet services in Canada and the United States. Its offerings currently include data, voice and video transport and Internet connectivity services. It also continues to establish public and private peering arrangements with high speed connections to major North American, European and Asian network access points and other tier-one backbone carriers.

In 2013, Shaw completed the acquisition of ENMAX Envision Inc. (“Envision”), a company providing leading telecommunication services to Calgary business customers, for approximately $225 million, excluding working capital adjustments. The transaction expanded Shaw’s Business initiatives in Calgary and significantly enhanced the profile of Shaw Business in the competitive Calgary marketplace.

The Shaw Business network includes multiple fibre capacity on two diverse cross-North America routes. The Company’s southern route principally consists of approximately 6,400 route kilometres (4,000 miles) of fibre located on routes between Vancouver (via Calgary, Winnipeg, Chicago, Toronto and Buffalo) and New York City. The northern route consists of approximately 4,000 route kilometres (2,500 miles) of fibre between Edmonton (via Saskatoon, Winnipeg and Thunder Bay) and Toronto. These routes, along with a number of secured capacity routes, provide redundancy for the network. Shaw Business also utilizes a marine route consisting of approximately 330 route kilometres (200 miles) located on two fibres from Seattle to Vancouver (via Victoria), and has secured additional capacity on routes between a number of cities, including Vancouver and Calgary, Vancouver and San Jose, Toronto and New York City, Seattle and Vancouver and Edmonton and Toronto.

(ii)	Satellite

Shaw’s Satellite operations own and lease, directly and indirectly, satellite transponders that receive and amplify digital signals and transmit them to receiving dishes located within the footprint covered by the satellite. Shaw Direct and Satellite Services businesses share the satellite infrastructure distributing digital video and audio signals to different markets (residential and business), thereby allowing the Company to derive distinct revenue streams from different customers using a common platform.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

Satellite’s interest in these transponders is set forth in the table below.

Satellite	Transponders	Nature of Satellite Interest
Anik G1	16 xKu-band	Leased

Anik F2	16 Ku-band	Owned
	6 Ku-band	Leased
	2 Ku-band (partial)	Leased

Anik F1R	28 Ku-band	Leased
	1 C-band	Leased

Intelsat Galaxy 16	1 Ku-band (partial)	Leased

A more detailed description of each of the principal operations comprising the Company’s Satellite segment is set forth below.

Shaw Direct

Shaw Direct is one of three DTH satellite operators licensed by the Canadian Radio-television Telecommunications Commission (the “CRTC” or “Commission”) to deliver digital subscription video and audio programming services from satellites directly to subscribers’ homes and businesses. Shaw Direct began its national roll-out of digital DTH services in 1997 and as at August 31, 2014 had approximately 880,000 subscribers.

The market for Shaw Direct’s digital DTH services can be divided into three principal categories: households not served by cable and typically having access to a limited number of broadcast services; households underserved by cable (i.e. served by cable systems that offer fewer than 80 channels); and households that receive full service cable (80 or more channels), primarily in urban areas. Other potential customers include commercial, institutional and recreational facilities interested in video and audio programming. Shaw Direct subscribers have the option of choosing from a menu of programming packages designed to target and accommodate subscriber interests, primary language, income level and type of household. Such packages are marketed through Shaw Direct and a nation-wide distribution network of third party retail locations.

With the launch of Anik G1 in 2013, Shaw Direct’s satellite television services capacity expanded by approximately 30 percent through the long term lease of 16 national transponders. The new transponders provide bandwidth for expanded subscriber choice, including new HD channels and other advanced services. The additional transponders also provide enhanced service quality, acting as important in-orbit back-up capacity. Shaw Direct continues to transition to advanced modulation and encoding technology, including MPEG-4, for its programming allowing it to increase its channel capacity.

With three satellites (Anik F2, Anik F1R and Anik G1) whose signals are received by subscribers through an elliptical dish, Shaw Direct offers over 650 digital video and audio channels, including over 220 HD channels. Shaw Direct’s programming line-up offers the majority of television services that are available in Canada, including local over-the-air broadcasters, national networks, specialty channels, U.S. and foreign channels, adult programming and ethnic services. In addition, Shaw Direct offers a streaming VOD service through the satellite receiver. Shaw Direct’s VOD service provides customers with access to over 10,000 movie and TV titles and series. Shaw Go services are also available to Shaw Direct subscribers, which

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allows customers streaming access to TV shows, sporting events and movies on popular mobile devices, including WiFi enabled tablets and smartphones, and currently offers more than 10 services including Global Go, HISTORY Go, CTV Go and various childrens, sports, movie and other entertainment programming.

Satellite Services

Satellite Services operations include two primary businesses, Shaw Broadcast Services and Shaw Tracking.

Shaw Broadcast Services redistributes television and radio signals via satellite to cable operators and other multi-channel system operators in Canada and the U.S., referred to as a satellite relay distribution undertaking (“SRDU”), and provides uplink and network management services for conventional and specialty broadcasters on a contract basis.

Shaw Broadcast Services currently provides SRDU and signal transport services to over 350 distribution undertakings, primarily cable operators, and redistributes approximately 500 television signals and over 100 audio signals in both English and French to multi-channel system operators. Shaw Broadcast Services also offers HITS/QT and QT Plus (Headend In the Sky/Quick Take), which allow small and medium size cable companies to offer digital signals to subscribers with a substantially reduced capital outlay. HITS/QT and QT Plus facilitate increased availability and penetration of digital services in Canada and add incremental revenues to Shaw Broadcast Services from the additional services provided to smaller cable companies.

Shaw Broadcast Services’ uplink and network management services include backhaul (transport of signals to the uplink site), uplink (delivery of signal to the satellite so that it can be distributed to cable operators and other distributors), bandwidth, authorization and signal monitoring. Shaw Broadcast Services currently provides such services to over 130 specialty and pay broadcasters across Canada, as well as to Canadian pay audio providers.

Shaw Tracking provides asset tracking and communication services to approximately 600 companies in the transportation industry in Canada, with approximately 45,000 vehicles using its services. Shaw Tracking’s services capture all related information pertaining to an asset (i.e. location, performance and productivity measures) and effectively integrate into a carrier’s fleet management system. Via satellite, cellular, WiFi and Bluetooth networks, Shaw Tracking provides immediate real time visibility to a company’s fleet and freight. Shaw’s services and solutions target a wide variety of segments of transportation across Canada.

(iii)	Media

Through a series of transactions in 2010 and 2011, Shaw acquired 100% of the broadcasting business of Canwest Global Communications Corp. (“Canwest”) including CW Investments Co., the company that owned the specialty channels acquired from Alliance Atlantis Communications Inc. in 2007. The acquisition of Shaw’s Media business included the Global Television Network (“Global”) and a leading portfolio of Specialty services. Technology is driving change in the Canadian Broadcasting system, transforming content distribution and viewership. This strategic acquisition allows Shaw to unite broadcasting services and content with its advanced distribution platforms to offer customers strong choices in this rapidly evolving landscape.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

The Canadian television broadcasting market is comprised of a number of English, French, and third language stations and services that operate in different segments of the market. The “Conventional” broadcast sector includes government owned public networks, such as the Canadian Broadcasting Corporation (“CBC”), as well as privately owned station groups and networks, such as Global and the CTV Television Network (“CTV” owned by BCE Inc.). The “Specialty and Pay” sector includes Specialty television services, such as Showcase, History, and HGTV Canada (all owned by Shaw), TSN (owned by BCE Inc.), and Sportsnet (owned by Rogers), which provide special interest programming including news, sports, arts, lifestyle and entertainment programming.

Global reaches approximately 95% of Canada’s population through 12 over-the-air (“OTA”) conventional television stations. Global offers a programming mix of entertainment programs and news that includes hit programs such as The Blacklist, Sleepy Hollow, Bones, NCIS, NCIS:LA, Hawaii Five-O, Rookie Blue, Elementary and the reality series Survivor, Big Brother and Big Brother Canada. Global offers news through its early-evening network newscast Global National and delivers local news programs to a number of markets. Global expanded its news line-up in 2012 and 2013 with the launch of morning news programming in Toronto, Regina, Saskatoon, Winnipeg, Montreal and Halifax, and continues to focus on on-line and mobile platforms to reach its audiences.

The Specialty television services owned and operated by the Media division comprise 19 channels, including History, Food Network Canada, Showcase, HGTV Canada, Slice and National Geographic Canada. In 2014 Media announced the rebranding of two existing channels to FYI and Crime + Investigation which took place early in fiscal 2015. In 2013 Media launched Global News: BC1, a dedicated 24 hour all news Specialty channel in the province of British Columbia and acquired the remaining equity interest in TVtropolis (subsequently rebranded DTOUR). During 2013 Media also entered into a number of transactions with Corus Entertainment Inc. (“Corus”) to optimize its portfolio of specialty channels, agreeing to sell its interests in ABC Spark and Historia and Series+ and to acquire an additional 20% interest in Food Network Canada. The ABC Spark and Food Network Canada transactions were completed during 2013 and the Historia and Series+ transaction closed in 2014.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

The following table sets forth all of the Specialty services in which the Company holds an interest:

Specialty Services Operated	% Equity Interest
Showcase	100%
Slice	100%
History	100%
H2	100%
HGTV Canada(1)	67%
Food Network Canada(1)	71%
Action	100%
Lifetime	100%
National Geographic Canada(2)	50%
National Geographic Canada Wild(2)	50%
BBC Canada(2)	50%
FYI	100%
IFC Canada	100%
DIY(1)	67%
DTOUR	100%
MovieTime	100%
DejaView	100%
Crime + Investigation	100%
Global News: BC1	100%

(1)	Voting interest is 80.2%
(2)	Voting interest is 80%

To meet the changing needs of its Conventional and Specialty viewing audiences, Media also commenced the roll out of its TV Everywhere strategy in 2014 with the launch of Global Go and HISTORY Go apps. These apps allow viewers to watch live TV, full episodes of select shows, clips and video exclusives on popular mobile devices, including WiFi enabled tablets and smartphones.

Late in fiscal 2014, Shaw Media partnered with Rogers to form shomi, a new SVOD/OTT service having the latest most exclusive programming and selections personalized for viewers. The service launched in beta in early November 2014.

C.	Seasonality and other additional information concerning the business

(a)	Seasonality and customer dependency

Although financial results of the Cable and Satellite business segments are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. Subscriber activity may also be affected by competition and varying levels of promotional activity undertaken by the Company. Shaw’s Cable and Satellite businesses generally are not dependent upon any single customer or upon a few customers.

The Media business segment financial results are subject to fluctuations throughout the year due to, among other things, seasonal advertising and viewing patterns. In general, advertising revenues are higher during the fall, the first quarter, and lower during the summer months, the

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fourth quarter. Expenses are incurred more evenly throughout the year. The Specialty services are dependent on a small number of broadcast distribution undertakings (“BDUs”) for distribution of the services.

(b)	Environmental matters

Shaw’s operations are subject to environmental regulations, including those related to electronic waste, printed paper and packaging. A number of provinces have enacted regulations providing for the diversion of certain types of electronic and other waste through product stewardship programs (“PSP”). Under a PSP, companies who supply designated products in or into a province are required to participate in or develop an approved program for the collection and recycling of designated materials and, in some cases, pay a per-item fee. Such regulations have not had, and are not expected to have, a material effect on the Company’s earnings or competitive position.

(c)	Foreign operations

Shaw Business U.S. Inc., a wholly-owned subsidiary of the Company, has entered into an indefeasible right of use (“IRU”) with respect to a portion of a United States fibre network and owns certain other fibre and facilities in the United States. Shaw Business U.S. Inc. commenced revenue-generating operations in the United States in 2002. Its revenues for the year ended August 31, 2014 were not material.

In September 2014, the Company closed the acquisition of 100% of the shares of ViaWest, a US-based provider of data centre infrastructure, cloud technology and managed IT solutions, for an enterprise value of US $1.2 billion which was funded through a combination of cash on hand, assumption of ViaWest debt, and a drawdown of US $330 million on the Company’s credit facility. The ViaWest acquisition provides the Company with a growth platform in the North American data centre sector and is another step in expanding technology offerings for mid-market enterprises in Western Canada. ViaWest is headquartered in Denver, Colorado and has 27 data centres in 8 key Western US markets.

(d)	Employees

As at August 31, 2014, the Company employed approximately 14,000 people.

D.	Government regulations and regulatory developments

Substantially all of the Corporation’s business activities are subject to regulations and policies established under various Acts (Broadcasting Act (Canada) (“Broadcasting Act”), Telecommunications Act (Canada) (“Telecommunications Act”), Radiocommunication Act (Canada) (“Radiocommunication Act”) and Copyright Act (Canada) (“Copyright Act”)). Broadcasting and telecommunications are generally administered by the CRTC under the supervision of the Department of Canadian Heritage (“Canadian Heritage”) and Department of Industry (“Industry Canada”), respectively.

Pursuant to the Broadcasting Act, the CRTC is mandated to supervise and regulate all aspects of the broadcasting system in a flexible manner. The Broadcasting Act requires BDUs to give priority to the carriage of Canadian services and to provide efficient delivery of programming services. The Broadcasting Act also sets out requirements for television broadcasters with respect to Canadian content. Shaw’s businesses are dependent upon licenses (or operate pursuant to an exemption order) granted and issued by the CRTC and Industry Canada.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

Under the Telecommunications Act, the CRTC is responsible for ensuring that Canadians in all regions of Canada have access to reliable and affordable telecommunication services of high-quality. The CRTC has the authority to forbear from regulating certain services or classes of services provided by a carrier if the CRTC finds that there is sufficient competition for that service to protect the interests of users. All of Shaw’s telecommunication retail services have been forborne from regulation and are not subject to price regulation. However, regulations do impact certain terms and conditions under which these services are provided. On October 23, 2014, the Government tabled Bill C-43 which amends the Telecommunications Act to grant the CRTC powers to impose administrative monetary penalties of up to $10 million for each contravention of the Telecommunications Act or any regulation or CRTC decision pursuant to the Telecommunications Act, and up to $15 million for each subsequent contravention.

The technical operating aspects of the Corporation’s businesses are also regulated by technical requirements and performance standards established by Industry Canada, primarily under the Telecommunications Act and the Radiocommunication Act.

Pursuant to the Copyright Act, the Copyright Board of Canada oversees the collective administration of copyright royalties in Canada, including the review and approval of copyright tariff royalties payable to copyright collectives by BDUs, television broadcasters and online content services.

The sections below include a more detailed discussion of various regulatory matters and recent developments specific to Shaw’s businesses.

Licensing and ownership

For each of its cable, DTH and SRDU undertakings, the Corporation holds a separate broadcasting license or is exempt from licensing. In November 2010, the majority of cable undertakings owned and operated by the Corporation were renewed by the CRTC for a five-year period ending August 31, 2015. Shaw’s cable licenses for its undertakings serving British Columbia, Alberta, Saskatchewan and Manitoba are scheduled for renewal in 2015. The licenses of the Corporation’s DTH and SRDU undertakings were renewed in 2013 by the CRTC for a seven year period ending August 31, 2019. Shaw has never failed to obtain a license renewal for its cable, DTH or SRDU undertakings.

The Company also holds a separate license for each of its conventional OTA television stations and each specialty service. These CRTC broadcasting licenses must be renewed from time to time and cannot be transferred without regulatory approval. The majority of the Corporation’s licenses for its OTA television stations and specialty services were renewed for a five-year term ending August 31, 2016. The renewal decision implemented an expenditure-based regulatory regime, whereby the Corporation must expend a certain percentage of its prior-year revenues from its conventional OTA and specialty services on Canadian content, and also on specific categories of Canadian programs defined as “programs of national interest”. These obligations are imposed on an individual license basis. With certain restrictions, the Corporation may share these regulatory obligations between and among its various conventional OTA and specialty licenses.

The potential for new or increased fees through regulation

Effective September 1, 2009, each licensed BDU was required to contribute 1.5% of its gross revenues derived from broadcasting to the Local Programming Improvement Fund (“LPIF”) to support local television stations operating in non-metropolitan markets. Exempt systems were not required to contribute to the LPIF. In July 2012, the Commission determined that it was

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inappropriate to maintain the LPIF in the long term and that it would phase out the LPIF over the two subsequent broadcast years. Accordingly, for the 2012-2013 broadcast year, the LPIF contribution rate was reduced from 1.5% to 1.0%. For the 2013-2014 broadcast year, the LPIF contribution rate was further reduced to 0.5%. As of September 2014, the LPIF was discontinued.

In 2011, pursuant to a change in its policy regarding the delivery of distant signals by licensed BDUs, the CRTC introduced new Regulations requiring licensed cable BDUs to obtain the consent of an OTA broadcaster to deliver its signal in a distant market. Pursuant to the Regulations, DTH distribution undertakings may distribute a local over-the-air television signal without consent within the province of origin, but must obtain permission to deliver the over-the-air television signal beyond the province of origin unless the DTH distribution undertaking is required to carry the signal on its basic service. Broadcasters may assert a right to remuneration for the distribution of their signals in distant markets on the basis of these Regulations.

Throne Speech and Government Direction

The Speech from the Throne, delivered on October 16, 2013 included a statement indicating that the Government believes Canadians should have more ability to choose unbundled television channels, while protecting Canadian jobs. On November 14, the Minister of Canadian Heritage released an Order-in-Council (“OIC”) requiring the CRTC to report to the Government by April 30, 2014 on how the ability of Canadian consumers to subscribe to pay and specialty television services on a service-by-service basis can be maximized, having regard to the broadcasting and regulatory objectives of the Broadcasting Act as well as specific issues including the effect of any proposed measures on: consumers with respect to their affordable access to a variety of services, distribution undertakings, Canadian pay and specialty services and Canadian independent producers. In addition, the OIC made it clear that any proposed measures to maximize consumers’ ability to subscribe service-by-service ensure that the majority of programming services received by subscribers remain Canadian and that Canadian programming services, particularly local Canadian stations, continue to be given priority. The CRTC responded to the OIC by reporting that it would reach conclusions on the Government’s questions in the decision rendered pursuant to a proceeding initially referred to as “a conversation with Canadians” and later commonly referred to as “Let’s Talk TV”. This proceeding is described below in more detail. Together, the Government’s articulated position and the CRTC decision pursuant to the “Let’s Talk TV” hearing could lead to changes in the regulatory requirements applicable to television programming and broadcasting distribution undertakings and, in particular, those pertaining to the manner in which the basic service, as well as packaging and standalone programming service options, are offered to customers.

CRTC Hearing on the Future of Television – Let’s Talk TV

As noted above, on October 24, 2013, the Commission initiated a “conversation with Canadians about the future of television”, which led to a major review of the regulatory and policy framework for the Canadian television broadcasting system, during the course of calendar 2014. This proceeding became commonly known as the “Let’s Talk TV” proceeding. The Commission’s proposals include: a mandatory all-Canadian small basic service; a requirement to allow subscribers to select all discretionary services on a standalone (pick-and-pay) basis and build their own custom packages of discretionary programming services (BDUs could still offer pre-assembled packages); elimination of simultaneous substitution; expansion of the Code of conduct for commercial arrangements and interactions to prohibit unreasonable penetration-based rate cards, requirements to distribute a service on the same terms as at a prior date, and

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most favored nation provisions; access provisions for non-vertically integrated programming services; redefining broadcasting revenues of licensees to include revenues from programming offered online or on other exempt platforms; modifying expenditure and exhibition requirements for licensed television stations and specialty and pay services; eliminating genre exclusivity and access rights for Category A pay and specialty services; and, introducing a BDU Code that would govern the relationship between BDUs and their subscribers, consistent with applicable provisions of the Wireless Code such as contract clarity, notice of changes to contract terms, and cancellation fees. The proposed regulatory framework would come into force on December 15, 2015. The Commission’s decision is expected late in calendar 2014. While the outcome of the hearing (including the scope and implementation period for each proposal) is uncertain, this review could lead to changes in the regulatory requirements applicable to television programming and broadcasting distribution undertakings.

Access rights

Shaw’s cable systems require access to support structures, such as poles, strand and conduits of telecommunication carriers and electric utilities, in order to deploy cable facilities. Under the Telecommunications Act the CRTC has jurisdiction over support structures of telecommunication carriers, including rates for third party use. The CRTC’s jurisdiction does not extend to electrical utility support structures, which are regulated by provincial utility authorities. Following a 2010 decision by the CRTC to significantly increase certain support structure rental rates, the CRTC approved in July 2011 a new charge for the Corporation’s attachments to the service poles of telecommunications carriers equal to the normal pole charge.

Under the Telecommunications Act, the Corporation may construct facilities in roadways and other public places with the consent of the municipality. In 2011, the CRTC initiated a process whereby a working group of industry and municipal representatives developed a non-binding model municipal access agreement. In November 2013, the CRTC approved the consensus recommendations of the working group for the model agreement and determined that certain non-consensus items, including indemnification, fees, and relocation costs, are to be negotiated between a carrier and a municipality.

New media and Internet

In June 2009 the CRTC issued its decision on “new media” by extending its exemption of new media broadcasting undertakings for another five years. This exemption order was amended in 2012 and renamed the Exemption Order for Digital Media Broadcasting Undertakings. The amended exemption order includes, inter alia, a reverse onus of proof in cases where it is alleged that an exempt undertaking has conferred an undue preference or disadvantage, and a prohibition on exempt undertakings offering television programming on an exclusive or preferential basis in a manner that depends upon the subscription to a specific mobile or retail internet access service.

Pursuant to the above-noted exemption order, the CRTC also decided against imposing any regulatory measures, including financial contribution requirements on ISPs, to support Canadian new media content through a levy on the revenue of exempt digital media undertakings. The CRTC is now considering, in the context of the Let’s Talk TV proceeding, whether to redefine the broadcasting revenues of licensees to include revenues from programming offered online or on other exempt platform. A decision in the Let’s Talk TV proceeding is expected late in calendar 2014.

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Shaw is mandated by the CRTC to provide Third Party Internet Access (“TPIA”) service, which enables independent ISPs to provide Internet services at premises served by Shaw’s network. In 2011, the CRTC reviewed the billing model for TPIA services, TPIA rates and whether usage based billing may be applied to TPIA services. In the decision that followed its review (the “Wholesale Internet Access Decision”), the CRTC approved two billing models, a flat-rate model in which the TPIA rate includes access and usage and a capacity-based model in which access and capacity usage are billed separately. Shaw is currently approved to provide TPIA service under the flat-rate model although Shaw may elect to move to a capacity-based model in the future. The CRTC is currently reviewing the regulatory regime for several wholesale competitor services, including TPIA, through a public consultation that launched in October 2013 and will culminate in a public hearing starting in late November 2014.

In September 2013, a consortium of independent ISPs filed an application with the CRTC requesting changes to the TPIA service. If the CRTC mandates the changes to TPIA as requested in the application, this would require Shaw to dedicate additional resources to address specific service order processing, IT system and billing system changes.

In late 2010 Parliament passed Canada’s anti-spam legislation (“CASL”), which, together with regulations passed pursuant to CASL, sets out a comprehensive regulatory regime regarding on-line commerce, including requirements to obtain consent prior to sending commercial electronic messages and installing computer programs. CASL is administered primarily by the CRTC, and non-compliance may result in fines of up to $10 million. The first phase of CASL, pertaining to the sending of commercial electronic messages, came into force in July 2014. To ensure compliance with CASL, Shaw reviewed and updated its current practices with respect to marketing and other communications with customers. Computer program installation provisions of CASL will come into effect on January 15, 2015. Shaw is reviewing and updating its practices regarding computer program installations in order to comply.

Shaw and other telecommunications providers had expected that they would need to review and potentially upgrade their interception and other systems to comply with anticipated lawful access requirements. In February 2013, the Government announced that it would not be proceeding with its planned lawful access legislation, Bill C-30, An Act to enact the Investigating and Preventing Criminal Electronic Communications Act (the “Bill”) and related plan to amend the Criminal Code and other Acts. The Government indicated that its decision not to proceed was in response to the expressed concerns of Canadians regarding the Bill. The legislation would have required telecommunications service providers to provide subscriber information without a warrant and for ISPs to establish and maintain capabilities to facilitate the lawful interception of information transmitted by telecommunications and to provide information about subscribers to law enforcement agencies.

In November 2013 the Government introduced Bill C-13, An Act to amend the Criminal Code, the Canada Evidence Act, the Competition Act and the Mutual Legal Assistance in Criminal Matters Act (the “Bill C-13”) which would, if passed, expand the lawful access powers of the Government and introduce new requirements for telecommunications providers to preserve and produce subscriber information. Consistent with the Government’s decision not to proceed with Bill C-30, almost all of the newly proposed measures under Bill C-13 are subject to judicial oversight and do not require the provision of information without a warrant or discharge of a burden of proof. However, should the requirements of Bill C-13 become law, Shaw and other telecommunications providers will need to review and potentially upgrade their interception and other systems to comply with new lawful access requirements.

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In its 3 Year Work Plan, the CRTC has scheduled reviews of Competitor Quality of Service and Basic Telecommunications Services, each of which may have a direct impact on Shaw’s operations. With respect to Competitor Quality of Service, the CRTC will undertake a process to review the competitor quality of service indicators and the rate rebate plan for competitors to ensure alignment with the overall wholesale services framework which is currently under review. With respect to Basic Telecommunication Services, the CRTC will initiate a comprehensive review to determine what services (e.g. voice and broadband) are required by all Canadians to fully participate in the digital economy and whether there should be changes to the subsidy regime and national contribution mechanism.

Digital transition

In July 2009 the CRTC identified the major markets where it expected conventional television broadcasters to convert their full-power OTA analog transmitters to digital transmitters by August 31, 2011. The conversion from analog to digital freed up spectrum for government auction.

The Corporation completed the digital transition in all mandatory markets as of August 31, 2011. Since then, the Corporation has been converting transmitters in non-mandatory markets and expects to complete these conversions in 2016.

Vertical integration

The Commission recognizes that vertical integration can be beneficial and that it also has potential to enable preferential treatment. In view of increasing industry consolidation and vertical integration, the CRTC issued a vertical integration policy in September 2011. The policy introduced new safeguards in addition to various regulatory mechanisms that already exist, including a prohibition on vertically integrated undertakings from offering television programming on an exclusive or otherwise preferential basis in a manner that is dependent on the subscription to a specific mobile or retail Internet access service, and a reverse onus of proof in cases where undue preference is alleged in connection with the terms of distribution of any programming service. Measures also include a code of conduct governing commercial relations and interactions between and among broadcast distributors, programmers and new media undertakings, and a standstill requirement prohibiting a distribution undertaking from changing the terms of distribution or carriage pending the resolution of a dispute.

The CRTC imposed certain parts of the code as conditions of license upon BCE in its recent acquisition of Astral Media Inc. Uncertainty remains as to the extent to which the CRTC will seek to impose such conditions of licence and the ultimate impact of the CRTC decision introducing the new safeguards and to formalize code of conduct requirements as conditions of license. The code of conduct is applied on a case-by-case basis when disputes arise and may be revised pursuant to the Let’s Talk TV proceeding discussed above. Existing or new safeguards could have an impact on the Corporation.

Limits on non-Canadian ownership and control for broadcasting undertakings

Non-Canadians are permitted to own and control, directly or indirectly, up to 33.3% of the voting shares and 33.3% of the votes of a holding company that has a subsidiary operating company licensed under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the licensee may be owned and controlled, directly or indirectly, by non-Canadians. As well, the chief executive officer (CEO) and not less than 80% of the board of directors of the licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee

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level. Neither the holding company nor the licensee may be controlled in fact by non-Canadians, the determination of which is a question of fact within the jurisdiction of the CRTC.

The same restrictions apply to certain Canadian carriers pursuant to the Telecommunications Act and associated regulations and the Radiocommunication Act and associated regulations, except that there is no requirement that the CEO be a resident Canadian. In March 2012, the government announced its intention to amend the Telecommunications Act to remove Canadian ownership requirements for wire-line and wireless telecommunications carriers with annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues, as determined by the CRTC. These amendments were passed as part of the federal budget bill in June 2012 and may lead to greater levels of competition in the Canadian telecommunications market.

The Corporation’s Articles contain measures to ensure the Corporation is able to remain compliant with applicable Canadian ownership requirements and its ability to obtain, amend or renew a license to carry on any business. Shaw must file a compliance report annually with the CRTC confirming that it is eligible to operate in Canada as a telecommunications common carrier.

AWS spectrum transfers

On June 28, 2013 the Minister of Industry announced a new framework for the review of spectrum license transfers. Under the new framework, all spectrum transfer reviews, including the review of the proposed transfer of Shaw’s AWS spectrum to Rogers, will include consideration of a number of factors, including the overall distribution of license holdings in the licensed spectrum band and other commercial mobile spectrum bands in the licensed area, the relative utility and substitutability of the licensed spectrum and the change in spectrum concentration levels that would result from the transfer. The reviews by Industry Canada and the Competition Bureau of the proposed transfer of Shaw’s AWS spectrum to Rogers are ongoing.

E.	Key performance drivers

Shaw measures the success of its strategies using a number of key performance drivers which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

FINANCIAL MEASURES:

i)	Revenue

Revenue is a measurement determined in accordance with International Financial Reporting Standards (“IFRS”). It represents the inflow of cash, receivables or other consideration arising from the sale of products and services. Revenue is net of items such as trade or volume discounts, agency commissions and certain excise and sales taxes. It is the base on which free cash flow, a key performance driver, is determined; therefore, it measures the potential to deliver free cash flow as well as indicating growth in a competitive market place.

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure requirements may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings and sub-totals included in financial statements. The Company utilizes these measures

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in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-IFRS measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance or liquidity prescribed by IFRS. The following contains a description of the Company’s use of non-IFRS financial measures and additional GAAP measures and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

ii)	Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before one-time items like restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

Relative increases period-over-period in operating income before restructuring costs and amortization and in operating margin are indicative of the Company’s success in delivering valued products and services, and engaging programming content to its customers in a cost-effective manner.

	Year ended August 31,
($ millions Cdn)	2014	2013
Operating income	1,439	1,366
Add back (deduct):
Restructuring costs	58	–
Amortization:
Deferred equipment revenue	(69)	(121)
Deferred equipment costs	142	257
Property, plant and equipment, intangibles and other	692	718

Operating income before restructuring costs and amortization	2,262	2,220

iii)	Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

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iv)	Free cash flow

The Company uses free cash flow as a measure of the Company’s ability to repay debt and return cash to shareholders. Consolidated free cash flow is calculated as follows:

	Year ended August 31,
($millions Cdn)	2014	2013	Change %
Revenue
Cable	3,365	3,266	3.0
Satellite	878	860	2.1
Media	1,096	1,106	(0.9)

	5,339	5,232	2.0
Intersegment eliminations	(98)	(90)	8.9

	5,241	5,142	1.9

Operating income before restructuring costs and amortization(1)
Cable	1,632	1,582	3.2
Satellite	277	285	(2.8)
Media	353	353	–

	2,262	2,220	1.9

Capital expenditures and equipment costs (net):
Cable	988	867	14.0
Accelerated capital fund investment(1)	(240)	(110)	>100.0

Adjusted Cable	748	757	(1.2)
Satellite	89	123	(27.6)
Media	18	31	(41.9)

Total	855	911	(6.1)

Free cash flow before the following	1,407	1,309	7.5
Less
Interest	(264)	(308)	(14.3)
Cash taxes	(359)	(300)	19.7
Other adjustments:
Non-cash share-based compensation	3	5	(40.0)
CRTC benefit obligation funding	(58)	(52)	11.5
Non-controlling interests	(31)	(39)	(20.5)
Pension adjustment	(5)	12	>100.0
Customer equipment financing	18	(10)	>100.0
Preferred share dividends	(13)	(13)	–

Free cash flow	698	604	15.6

Operating margin(1)
Cable	48.5%	48.4%	0.1
Satellite	31.5%	33.1%	(1.6)
Media	32.2%	31.9%	0.3

(1)	See key performance drivers on page 21.

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Free cash flow is calculated as operating income before restructuring costs and amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions and adjusted to exclude amounts funded through the accelerated capital fund) and equipment costs (net), adjusted to exclude share-based compensation expense, less cash amounts associated with funding the new and assumed CRTC benefit obligations related to the acquisition of Shaw Media as well as excluding non-controlling interest amounts that are consolidated in the operating income before restructuring costs and amortization, capital expenditure and cash tax amounts. Free cash flow also includes changes in receivable related balances with respect to customer equipment financing transactions as a cash item, and is adjusted for recurring cash funding of pension amounts net of pension expense. Dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares are also deducted.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow including operating income before restructuring costs and amortization, capital expenditures (on an accrual basis net of proceeds on capital dispositions) and equipment costs (net), CRTC benefit obligation funding, and non-controlling interest amounts continue to be reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

For free cash flow purposes the Company considers the initial $300 million supplemental executive retirement plan funding in the prior year to be a financing transaction and has not included the amount funded or the related cash tax recovery in the free cash flow calculation.

v)	Accelerated capital fund

During 2013, the Company established a notional fund, the accelerated capital fund, of up to $500 million with proceeds received, and to be received, from several strategic transactions. The accelerated capital initiatives are being funded through this fund and not cash generated from operations. Key investments include the completion of the Calgary internal data centre, further digitization of the network and additional bandwidth upgrades, development of IP delivery of video, expansion of the WiFi network, and additional innovative product offerings related to Shaw Go and other applications to provide an enhanced customer experience. Details on the accelerated capital fund and investment are as follows:

Estimated year of spend	2013	2014	2015	Total
($millions Cdn)
Fund Opening Balance	110	240	150	500
Accelerated capital investment	110	240	–	350

Fund Closing Balance, August 31, 2014	–	–	150	150

STATISTICAL MEASURES:

Subscriber counts (or Revenue Generating Units (“RGUs”)), including penetration and bundled customers

The Company measures the count of its customers in Cable and DTH (Shaw Direct). Video cable subscribers include residential customers, multiple dwelling units (“MDUs”) and commercial customers. A residential subscriber who receives at a minimum, basic cable service, is counted as one subscriber. In the case of MDUs, such as apartment buildings, each tenant with a minimum of basic cable service is counted as one subscriber, regardless of whether invoiced individually or having services included in his or her rent. Each building site of a commercial

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customer (e.g., hospitals, hotels or retail franchises) that is receiving at a minimum, basic cable service, is counted as one subscriber. Internet customers include all modems on billing and Digital Phone lines includes all phone lines on billing. All subscriber counts exclude complimentary accounts but include promotional accounts.

Shaw Direct measures its count of subscribers in the same manner as Cable counts its Video customers, except that it also includes seasonal customers who have indicated their intention to reconnect within 180 days of disconnection.

RGUs represent the number of products sold to customers and includes Video (Cable and DTH subscribers), Internet customers, and Digital Phone lines. As at August 31, 2014 the Company had approximately 6.1 million RGUs.

Subscriber counts, or RGUs, and penetration statistics measure market share and also indicate the success of bundling and pricing strategies.

F.	Critical accounting policies and estimates

The Company prepared its Consolidated Financial Statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). An understanding of the Company’s accounting policies is necessary for a complete analysis of results, financial position, liquidity and trends. Refer to Note 2 to the Consolidated Financial Statements for additional information on accounting policies. The following section discusses key estimates and assumptions that management has made under IFRS and how they affect the amounts reported in the Consolidated Financial Statements and notes. Following is a discussion of the Company’s critical accounting policies:

i)	Revenue and expense recognition

Revenue is considered earned as services are performed, provided that at the time of performance, ultimate collection is reasonably assured. Such performance is regarded as having been achieved when reasonable assurance exists regarding the measurement of the consideration that will be derived from rendering the service. Revenue from cable, Internet, Digital Phone and DTH customers includes subscriber service revenue when earned. The revenue is considered earned as the period of service relating to the customer billing elapses.

The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection fee revenue and/or customer premise equipment revenue) and related subscription revenue. The Company determined that the upfront fees charged to customers do not constitute separate units of accounting; therefore, these revenue streams are assessed as an integrated package.

With Shaw Media, subscriber revenue is recognized monthly based on subscriber levels. Advertising revenues are recognized in the period in which the advertisements are aired or displayed on the Company’s digital properties and recorded net of agency commissions as these amounts are paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds are allocated to individual advertising spots under the arrangement based on relative fair values.

Subscriber connection fee revenue

Connection fees have no stand alone value to the customer separate and independent of the Company providing additional subscription services, therefore the connection fee revenue must be deferred and recognized systematically over the periods that the subscription services are

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earned. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered its customer churn rate and other factors, such as competition from new entrants, to determine the deferral period of three years.

Subscriber connection and installation costs

The costs of physically connecting a new home are capitalized as part of the Company’s distribution system as the service potential of the distribution system is enhanced by the ability to generate future subscriber revenue. Costs of disconnections are expensed as incurred as the activity does not generate future revenue.

Customer premise equipment revenue and costs

Customer premise equipment available for sale, which generally includes DCT and DTH equipment, has no stand alone value to the customer separate and independent of the Company providing additional subscription services. Therefore the equipment revenue is deferred and recognized systematically over the periods that the subscription services are earned. As the equipment sales and the related subscription revenue are considered one transaction, recognition of the equipment revenue commences once the subscriber service is activated. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered various factors including customer churn, competition from new entrants, and technology changes to determine the deferral period of three years.

In conjunction with equipment revenue, the Company also incurs incremental direct costs which include equipment and related installation costs. These direct costs cannot be separated from the undelivered subscription service included in the multiple deliverable arrangement. Under IAS 2 “Inventories”, these costs represent inventoriable costs and are deferred and amortized over the period of three years, consistent with the recognition of the related equipment revenue. The equipment and installation costs generally exceed the amounts received from customers on the sale of equipment (the equipment is sold to the customer at a subsidized price). The Company defers the entire cost of the equipment, including the subsidy portion, as it has determined that this excess cost will be recovered from future subscription revenues and that the investment by the customer in the equipment creates value through increased retention.

Shaw Tracking equipment revenue and costs

Shaw Tracking equipment revenue is recognized over the period of the related service contract for airtime, which is generally five years.

In conjunction with Shaw Tracking equipment revenue, the Company incurs incremental direct costs including equipment costs. These direct costs cannot be separated from the undelivered tracking service included in the multiple deliverable arrangement. Under IAS 2 “Inventories”, these costs represent inventoriable costs and are deferred and amortized over the period of five years, consistent with the recognition of the related tracking equipment revenue.

Shaw Business installation revenue and expenses

The Company also receives installation revenues in its Shaw Business operation on contracts with commercial customers which are deferred and recognized as revenue on a straight-line basis over the related service contract, generally spanning two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

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Income statement classification

The Company distinguishes amortization of deferred equipment revenue and deferred equipment costs from the revenue and expenses recognized from ongoing service activities on its income statement. Equipment revenue and costs are deferred and recognized over the anticipated term of the related future revenue (i.e., the monthly service revenue) with the period of recognition spanning three to five years. As a result, the amortization of deferred equipment revenue and deferred equipment costs are non-cash items on the income statement, similar to the Company’s amortization of deferred IRU revenue, which the Company also segregates from ongoing revenue. Further, within the lifecycle of a customer relationship, the customer generally purchases customer premise equipment at the commencement of the customer relationship, whereas the subscription revenue represents a continuous revenue stream throughout that customer relationship. Therefore, the segregated presentation provides a clearer distinction within the income statement between cash and non-cash activities and between up-front and continuous revenue streams, which assists financial statement readers to predict future cash flows from operations.

ii)	Allowance for doubtful accounts

The majority of the Company’s revenues are earned from selling on credit to individual subscribers. Because there are some customers who do not pay their debts, selling on credit necessarily involves credit losses. The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. In determining its estimate, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. The estimated allowance required is a matter of judgement and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as future business, personal and economic conditions. Conditions causing deterioration or improvement in the aging of accounts receivable and collections will increase or decrease bad debt expense.

iii)	Property, plant and equipment and other intangibles – capitalization of direct labour and overhead

The cost of property, plant and equipment and other intangibles includes direct construction or development costs (such as materials and labour) and overhead costs directly attributable to the construction or development activity. The Company capitalizes direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers. These costs are capitalized as they are directly attributable to the acquisition, construction, development or betterment of the networks or other intangibles. Repairs and maintenance expenditures are charged to operating expenses as incurred.

Direct labour and overhead costs are capitalized in three principal areas:

1.	Corporate departments such as engineering and information technology (“IT”): Engineering is primarily involved in overall planning and development of the cable/Internet/Digital Phone infrastructure. Labour and overhead costs directly related to these activities are capitalized as the activities directly relate to the planning and design of the construction of the distribution system. The IT department devotes considerable efforts towards the development of systems to support Digital Phone, WiFi, and projects related to new customer management, billing and operating support systems. Labour costs directly related to these and other projects are capitalized.

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2.	Cable regional construction departments, which are principally involved in constructing, rebuilding and upgrading the cable/Internet/Digital Phone infrastructure: Labour and overhead costs directly related to the construction activity are capitalized as the activities directly relate to the construction or upgrade of the distribution system. Capital projects include, but are not limited to, projects such as the new subdivision builds, increasing network capacity for Internet, Digital Phone and VOD by reducing the number of homes fed from each node, and upgrades of plant capacity, including the DNU project, and the WiFi build.

3.	Subscriber-related activities such as installation of new drops and Internet and Digital Phone services: The labour and overhead directly related to the installation of new services are capitalized as the activity involves the installation of capital assets (i.e., wiring, software, etc.) which enhance the service potential of the distribution system through the ability to earn future revenues. Costs associated with service calls, collections, disconnects and reconnects that do not involve the installation of a capital asset are expensed.

Amounts of direct labour and direct overhead capitalized fluctuate from year to year depending on the level of customer growth and plant upgrades for new services. In addition, the level of capitalization fluctuates depending on the proportion of internal labour versus external contractors used in construction projects.

The percentage of direct labour capitalized in many cases is determined by the nature of employment in a specific department. For example, a significant portion of labour and direct overhead of the cable regional construction departments is capitalized as a result of the nature of the activity performed by those departments. Capitalization is also based on piece rate work performed by unit-based employees which is tracked directly. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage split.

iv)	Amortization policies and useful lives

The Company amortizes the cost of property, plant and equipment and other intangibles over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than the Company has anticipated, the Company may have to shorten the estimated life of certain property, plant and equipment or other intangibles which could result in higher amortization expense in future periods or an impairment charge to write down the value of property, plant and equipment or other intangibles.

v)	Intangibles

The excess of the cost of acquiring cable and satellite and media businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist primarily of amounts allocated to broadcast rights and licenses which represent identifiable assets with indefinite useful lives.

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August 31, 2014

Broadcast rights and licenses in the cable and satellite businesses are comprised of broadcast authorities including licenses and exemptions from licensing that allow access to homes and subscribers in a specific area that are identified on a business combination with respect to the acquisition of shares or assets of a BDU.

Broadcast licenses in the media business are licenses to operate conventional and specialty services that are identified on a business combination with respect to the acquisition of shares or assets of a broadcasting undertaking.

The Company has concluded that the broadcast rights and licenses have indefinite useful lives since there are no legal, regulatory, contractual, economic or other factors that would prevent the Company’s license renewals or limit the period over which these assets will contribute to the Company’s cash flows. Goodwill and broadcast rights and licenses are not amortized but are assessed for impairment on an annual basis in accordance with IAS 36 “Impairment”.

The Company also owns AWS licenses that are required to operate a wireless system in Canada. The AWS licenses have indefinite lives and are subject to an annual review for impairment by comparing the estimated fair value to the carrying amount. In late 2011 Shaw decided not to pursue a conventional wireless build. In 2013 the Company entered into an agreement with Rogers granting Rogers an option to acquire its wireless spectrum licenses. The potential option exercise for the sale of the wireless spectrum licenses is subject to various regulatory approvals.

Program rights represent licensed rights acquired to broadcast television programs on the Company’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window license start date. For licensed rights, the Company records a liability for program rights and corresponding asset when the license period has commenced and all of the following conditions have been met: (i) the cost of the program is known or reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the license agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis generally over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses.

Other intangibles include software that is not an integral part of the related hardware, customer relationships as well as a trademark and brands. Software is amortized on a straight-line basis over their estimated useful lives ranging from three to ten years. Customer relationships represent the value of customer contracts and relationships acquired in a business combination and are amortized on a straight-line basis over the estimated useful life of 15 years.

vi)	Asset impairment

The Company tests goodwill and indefinite-life intangibles for impairment annually (as at March 1) and when events or changes in circumstances indicate that the carrying value may be impaired. The recoverable amount of each cash-generating unit (“CGU”) is determined based on the higher of the CGU’s fair value less costs to sell and its value in use. A CGU is the smallest identifiable group of assets that generate cash flows that are independent of the cash inflows from other assets or groups of assets. The Company’s cash generating units are consistent with its reporting segments, Cable, Satellite and Media. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. The results of the impairment tests are provided in Note 10 to the Consolidated Financial Statements.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

vii)	Employee benefit plans

As at August 31, 2014, Shaw had non-registered defined benefit pension plans for key senior executives and designated executives and various registered defined benefit plans for certain unionized and non-unionized employees. The amounts reported in the financial statements relating to the defined benefit pension plans are determined using actuarial valuations that are based on several assumptions including the discount rate and rate of compensation increase. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The differences between actual and assumed results are immediately recognized in other comprehensive income/loss. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected will be needed to settle employee benefit obligations and is also used to calculate the interest income on plan assets. It is based on the yield of long-term, high-quality corporate fixed income investments closely matching the term of the estimated future cash flows and is reviewed and adjusted as changes required. The following table illustrates the increase on the accrued benefit obligation and pension expense of a 1% decrease in the discount rate:

	Accrued Benefit Obligation at End of Fiscal 2014	Pension Expense Fiscal 2014
Weighted Average Discount Rate – Non-registered Plans	4.00%	4.75%
Weighted Average Discount Rate – Registered Plans	4.09%	4.84%
Impact of: 1% decrease ($millions) – Non-registered Plans	$85	$4
Impact of: 1% decrease ($millions) – Registered Plans	$31	$2

viii)	Deferred income taxes

The Company has recognized deferred income tax assets and liabilities for the future income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized in respect of losses of certain of the Company’s subsidiaries. The deferred income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse or the tax losses are expected to be utilized. Realization of deferred income tax assets is dependent upon generating sufficient taxable income during the period in which the temporary differences are deductible. The Company has evaluated the likelihood of realization of deferred income tax assets based on forecasts of taxable income of future years, existing tax laws and tax planning strategies. Significant changes in assumptions with respect to internal forecasts or the inability to implement tax planning strategies could result in future impairment of these assets.

ix)	Commitments and contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Contractual and other commercial obligations primarily relate to network fees, program rights and operating lease agreements for use of transmission facilities,

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

including maintenance of satellite transponders and lease of premises in the normal course of business. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.

G.	Related party transactions

Related party transactions are reviewed by Shaw’s Corporate Governance and Nominating Committee, comprised of independent directors. The following sets forth certain transactions in which the Company is involved.

Corus

The Company and Corus are subject to common voting control. During the year, network, advertising and programming fees were paid to various Corus subsidiaries. The Company provided uplink of television signals, programming content, Internet services and lease of circuits to various Corus subsidiaries. In addition, the Company provided Corus with television advertising spots in return for radio and television advertising.

During 2013, the Company entered into a number of transactions with Corus to optimize its portfolio of specialty channels. Shaw agreed to sell to Corus its 49% interest in ABC Spark and 50% interest in its two French-language channels, Historia and Series+. In addition, Corus agreed to sell to Shaw its 20% interest in Food Network Canada. The ABC Spark and Food Network Canada transactions closed during 2013 while Historia and Series+ closed in fiscal 2014.

Burrard Landing Lot 2 Holdings Partnership

The Company has a 33.33% interest in the Partnership. During the current year, the Company paid the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its lower mainland operations.

Specialty channels

The Company previously held interests in a number of specialty television channels which were either subject to joint control or significant influence, including Historia and Series+. During the current year the Company paid network fees to these channels.

Key management personnel and Board of Directors

Key management personnel consist of the most senior executive team and along with the Board of Directors have the authority and responsibility for directing and controlling the activities of the Company. In addition to compensation provided to key management personnel and the Board of Directors for services rendered, the Company transacts with companies related to certain Board members primarily for the purchase of remote control units, network programming and installation of equipment.

H.	New accounting standards

Shaw has adopted or will adopt a number of new accounting policies as a result of recent changes in IFRS as issued by the IASB. The ensuing discussion provides additional information as to the date that Shaw is or was required to adopt the new standards, the methods of adoption permitted by the standards, the method chosen by Shaw, and the effect on the financial statements as a result of adopting the new policies. The adoption or future adoption of these accounting policies has not and is not expected to result in changes to the Company’s current business practices.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

The Company adopted the following standards and amendments effective September 1, 2013:

Adoption of recent accounting pronouncements

The adoption of the following standards and amendments effective September 1, 2013 had no impact on the Company’s consolidated financial statements other than additional disclosure requirements.

•

IFRS 10 Consolidated Financial Statements replaces previous consolidation guidance and outlines a single consolidation model that identifies control as the basis for consolidation of all types of entities.

•

IFRS 11 Joint Arrangements replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The new standard classifies joint arrangements as either joint operations or joint ventures.

•	IFRS 12 Disclosure of Interests in Other Entities sets out required disclosures on application of IFRS 10, IFRS 11 and IAS 28 (amended 2011).
•	IAS 27 Separate Financial Statements was amended in 2011 for the issuance of IFRS 10 and retains the same guidance for separate financial statements.
•

IAS 28 Investments in Associates was amended in 2011 for changes based on issuance of IFRS 10 and IFRS 11 and provides guidance on accounting for joint ventures, as defined by IFRS 11, using the equity method.

•	IFRS 13 Fair Value Measurement defines fair value, provides guidance on its determination and introduces consistent requirements for disclosure of fair value measurements.

The Company has elected to early adopt the amendments to IAS 36 Impairment of Assets for the year ended August 31, 2014. The amendments limit the requirement to disclose the recoverable amount to assets (including goodwill) for which an impairment loss was recognized or reversed in the period, instead of the recoverable amount for each CGU to which significant goodwill or indefinite-life intangible assets have been allocated. Under the amendments, recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed.

Standards, interpretations and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•

IFRIC 21 Levies provides guidance on when to recognize a financial liability imposed by a government, if the levy is accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, or where the timing and amount of the levy is certain. This interpretation is effective for the annual period commencing September 1, 2014 and is not expected to have an impact on the Company’s financial statements.

•

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets) prohibits revenue from being used as a basis to depreciate property, plant and equipment and significantly limits use of revenue-based amortization for intangible assets. The amendments are to be applied prospectively for the annual period commencing September 1, 2016.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

•

IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue – Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The new standard is to be applied either retrospectively or on a modified retrospective basis and is effective for the annual period commencing September 1, 2017.

•

IFRS 9 Financial Instruments: Classification and Measurement replaces IAS 39 Financial Instruments and applies a principal-based approach to the classification and measurement of financial assets and financial liabilities, including an expected credit loss model for calculating impairment, and includes new requirements for hedge accounting. The standard is required to be applied retrospectively for the annual period commencing September 1, 2018.

Change in accounting estimates

During the current year, the Company reviewed the useful lives of its property, plant and equipment as well as the amortization period for amounts deferred under multiple element arrangements, including equipment revenue and associated equipment costs and connection fees. The review resulted in changes in the amortization period for amounts deferred under multiple element arrangements and estimated useful lives of certain assets effective September 1, 2013. As a result, cable and telecommunication distribution system assets are amortized on a straight-line basis over 5 to 20 years, and digital cable terminals and modems on a straight-line basis over 2 to 5 years. The amortization period for amounts deferred and amortized on a straight-line basis under multiple element arrangements is 3 years. The impact of the changes has been accounted for prospectively. The changes in estimates in respect of unamortized balances at August 31, 2013 resulted in decreases to revenue and amortization as summarized below.

($millions Cdn)	Year ended August 31, 2014
Revenue	3

Amortization
Deferred equipment revenue	29
Deferred equipment costs	66
Property, plant and equipment, intangibles and other	63

I.	Known events, trends, risks and uncertainties

The Company is subject to a number of risks and uncertainties which could have a material adverse effect on its future profitability. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

The risks and uncertainties discussed below highlight the more important and relevant factors that could significantly affect the Company’s operations. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company. The principal risks relate to:

•	Competition, technological change and regulatory regime
•	Economic conditions
•	Interest rates, foreign exchange rates, and capital markets
•	Litigation
•	Uninsured risks of loss
•	Reliance on suppliers
•	Programming expenses
•	Unionized labour
•	Holding company structure
•	Control of the Company by the Shaw family
•	Information systems and internal business processes
•	Dividend payments
•	Acquisitions and other strategic transactions

i)	Competition, technological change and regulatory regime

Cable and satellite providers and television broadcasters operate in an open and competitive marketplace. Shaw’s businesses face competition from regulated and unregulated entities utilizing existing or new communications technologies and from illegal services. In addition, the rapid deployment of new technologies, services and products has reduced the traditional lines between telecommunications, Internet and broadcasting services and expands further the competitive landscape. Shaw may face competition in the future from other technologies being developed or yet to be developed. While Shaw continually seeks to strengthen its competitive position through investments in infrastructure, technology, programming and customer service, there can be no assurance that these investments will be sufficient to maintain Shaw’s market share or performance in the future.

CABLE TELEVISION AND DTH

Shaw’s cable television and DTH systems currently compete or may in the future compete with other distributors of video and audio signals, including other DTH satellite services, satellite master antenna systems, multipoint distribution systems (“MDS”), other competitive cable television undertakings and telephone companies offering video service. As noted above, Shaw also competes with unregulated internet services, illegal satellite services including grey and black market offerings, unregulated video services and offerings available over high-speed internet connections. Continued improvements in the quality of streaming video over the internet and the availability of television shows and movies online increases competition to Shaw’s cable television and DTH businesses.

The Company expects that competition will continue to increase and there can be no assurance that such increased competition will not have a material adverse effect on Shaw’s results of operations. The Company also expects increased IPTV competition across Canada with respect to its DTH Satellite services.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

INTERNET

There are a number of different types of ISPs offering residential and business Internet services that compete or may compete in the future with Shaw’s Internet services. These include independent service providers, ILECs, wireless providers, and electricity transmission and distribution companies.

High-speed Internet access services are principally provided through cable modem and digital subscriber line (“DSL”) technology. Internet services through cable modem technology are primarily provided by cable companies, although the CRTC has also authorized third-party ISPs to access cable companies’ facilities, such as Shaw’s, to deliver high-speed Internet services.

Although operating in a competitive environment, Shaw expects that consumer demand for Internet access services and for bandwidth-intensive applications on the Internet (including streaming video, digital downloading and interactive gaming) will lead to continued demand for high-speed Internet services. Shaw continues to expand the capacity of its network to handle the anticipated increases in demand, however there can be no assurance that network capacity will continue to meet the increasing demand of its customers.

DIGITAL PHONE

The competitors of Shaw Digital Phone include ILECs, Competitive Local Exchange Carriers (“CLECs”), non-facilities-based Voice over Internet Protocol (“VoIP”) providers and wireless providers. Several of such competitors have larger operational and financial resources than the Corporation and are well established with residential customers in their respective markets. In addition, there is a continuing trend toward households opting to rely on wireless voice services in place of landline services such as Digital Phone. These developments may negatively affect the business and prospects of Shaw’s Digital Phone.

INTERNET INFRASTRUCTURE

Through Shaw Business, Shaw competes with other telecommunications carriers in providing high-speed broadband communications services (data and video transport and Internet connectivity services) to businesses, ISPs and other telecommunications providers. The telecommunications services industry in Canada is highly competitive, rapidly evolving and subject to constant change. Competitors of Shaw Business include ILECs, competitive access providers, CLECs, ISPs, private networks built by large end users and other telecommunications companies. In addition, the development and implementation of new technologies by others could give rise to significant competition.

SATELLITE SERVICES

In its Canadian SRDU business, Satellite Services faces competition principally from one other operating SRDU operator in Canada. In February 2010, another company was licensed by the CRTC to provide both DTH and SRDU services in Canada, but has not yet commenced service. Satellite Services also faces competition from the expansion of fibre distribution systems delivering distant US and Canadian conventional television signals into territories previously served only by SRDU operators.

MEDIA

The OTA and Specialty television business and the advertising markets in which they operate are highly competitive. Numerous broadcast and specialty television networks, as well as online advertising platforms and websites, compete for advertising revenues. The Company’s ability to compete successfully depends on a number of factors, including its ability to secure popular

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

television programming rights for all platforms, including non-linear rights in addition to traditional linear broadcast rights, and achieve high distribution levels. The Company expects that competition will continue to increase and there can be no assurance that increased competition will not have a material adverse effect on Shaw’s results of operations.

IMPACT OF REGULATION

As more fully discussed under Government regulations and regulatory developments, a majority of the Corporation’s business activities are subject to regulations and policies administered by Industry Canada and/or the CRTC. The Corporation’s operations and results are affected by changes in regulations, policies and decisions, including changes in interpretation of existing regulations by courts, the government or the regulators, in particular the CRTC, Industry Canada, the Competition Bureau and the Copyright Board. This regulation relates to, and may have an impact on, among other things, licensing, competition, programming carriage and terms of carriage, strategic transactions and the potential for new or increased fees. Changes in the regulatory regime may adversely affect the operations and performance of the Company.

ii)	Economic conditions

Canada’s economy is affected by uncertainty in global financial and equity markets and slowdowns in global economic growth. Advertising revenues are affected by prevailing economic conditions. Changes in economic conditions may affect discretionary consumer spending, resulting in increased or decreased demand for Shaw’s product offerings as well as advertising airtime and rates. There can be no assurance that current or future events caused by volatility in domestic or international economic conditions or a decline in economic growth will not have an adverse effect on the Company’s business and operating results.

iii)	Interest rates, foreign exchange rates and capital markets

Shaw has the following financial risks in its day-to-day operations:

(a)	Interest rates: Due to the capital-intensive nature of Shaw’s operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure include:

1.	Banking facilities as more fully described in Note 13 to the Consolidated Financial Statements.

2.	Various Canadian denominated senior notes and debentures with varying maturities issued in the public markets as more fully described in Note 13 to the Consolidated Financial Statements.

Interest on bank indebtedness is based on floating rates while the senior notes are primarily fixed-rate obligations. If required, Shaw utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. Increases in interest rates could have a material adverse effect on the Company’s cash flows.

As at August 31, 2014, 94% of Shaw’s consolidated long-term debt was fixed with respect to interest rates.

(b)

Foreign exchange: In September 2014, the Company closed the acquisition of 100% of the shares of US-based ViaWest for an enterprise value of US $1.2 billion which was funded through a combination of cash on hand, assumption of ViaWest debt, and a drawdown of US $330 million on the Company’s credit facility. Shaw’s net investment in ViaWest is exposed to foreign exchange risk related to fluctuations in

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

exchange rates between the Canadian and US dollar. This risk is mitigated by the US dollar denominated debt which is designated as a hedge of the net investment.

Upon completion of the ViaWest acquisition in September 2014, a portion of the Company’s revenues and operating expenses are incurred in US dollars. In addition certain of the Company’s capital expenditures are incurred in US dollars. Fluctuations in the value of the Canadian dollar relative to the US dollar could have a material effect on the Company’s business and operating results.

(c)	Capital markets: The Company requires ongoing access to capital markets to support its operations. Changes in capital market conditions, including significant changes in market interest rates or lending practices, or changes in Shaw’s credit ratings, may have a material adverse effect on the Company’s ability to raise or refinance short-term or long-term debt, and thus on its financial position and ability to operate.

Shaw manages its exposure to floating interest rates through maintaining a balance of fixed and floating rate debt. To mitigate some of the foreign exchange uncertainty with respect to capital expenditures, the Company regularly enters into forward contracts in respect of US dollar commitments. In order to minimize the risk of counterparty default under its swap agreements, Shaw assesses the creditworthiness of its swap counterparties. Further information concerning the policy and use of derivative financial instruments is contained in Notes 2 and 28 to the Consolidated Financial Statements.

iv)	Litigation

The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although management does not expect that the outcome of these matters will have a material adverse effect on the Corporation, there can be no assurance that these matters, or other matters that arise in the future, will not have an adverse effect on the Corporation’s business and operating results.

v)	Uninsured risks of loss

The Company relies on three satellites (Anik F2, Anik F1R and Anik G1) owned by Telesat Canada (“Telesat”) to conduct its Satellite business. The Company owns certain transponders on Anik F2 and has long-term capacity service agreements in place in respect of transponders on Anik F1R, Anik F2 and Anik G1. The Company’s interests in these transponders are only insurable indirectly through the satellite owner. In the case of transponders on Anik F1R and Anik F2, the Company does not maintain any indirect insurance coverage as it believes the costs are uneconomic relative to the benefit which could otherwise be derived through an arrangement with Telesat. In the case of Anik G1, Telesat is committed to maintaining insurance on the satellite for five years from its April 2013 launch. As collateral for the transponder capacity pre-payments that were made by the Company to facilitate the construction of the satellite, the Company maintains a security interest in the transponder capacity and any related insurance proceeds that Telesat recovers in connection with an insured loss event.

The Company does not maintain business interruption insurance covering damage or loss to one or more of the satellites as it believes the premium costs are uneconomic relative to the risk of satellite failure. Transponder capacity is available to the Company on an unprotected, non-preemptible basis, in both the case of the Anik F2 transponders that are owned by Shaw and

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

the Anik F1R, Anik F2 and Anik G1 transponders that are secured through capacity service agreements. The Company has priority access to spare transponders on Anik F1R, Anik F2 and Anik G1 in the case of interruption, subject to availability. In the event of satellite failure, service will only be restored as capacity becomes available. Restoration of satellite service on another satellite may require repositioning or re-pointing of customers’ receiving dishes, an upgrade of their set-top box or customers may require a larger dish. The Anik G1 satellite has a switch feature that allows whole channel services (transponders and available spares) to be switched from extended Ku-band to Ku-band, which provides the Company with limited back-up to restore failed whole channel services on Anik F1R. Satellite failure could negatively affect levels of customer service and customer relationships and may result in a material adverse effect on the Company’s business and results of operations.

The Company’s business may be interrupted by network failures, including those caused by fire damage, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events. This could negatively affect levels of customer service and customer relationships and may result in a material adverse effect on the Company’s business and operating results. The Company protects its network through a number of measures including physical and information technology security, ongoing maintenance and placement of insurance on its network equipment and data centers. The Company self-insures the plant in the cable distribution system as it believes the premium costs are uneconomic relative to the risk of failure of the plant in the cable distribution system. The risk of loss is mitigated as most of the cable plant is located underground. In addition, it is likely that network damage caused by any one incident would be limited by geographic area and therefore resulting business interruption and financial damages would be limited. Further, the Company has back-up disaster recovery plans in the event of network failure and redundant capacity for certain portions of the system. In the past, the Company has successfully recovered from network damage caused by natural disasters without significant cost or disruption of service. Although the Company has taken steps to reduce this risk, there can be no assurance that major network disruptions will not occur.

vi)	Reliance on suppliers

Shaw’s business is connected to or relies on other telecommunication carriers and certain other utilities. Any of the events described in the preceding paragraph, as well as labour strikes and other work disruptions, bankruptcies, technical difficulties or other events affecting the business operations of these carriers or utilities may have an adverse effect on the Company’s business and operating results.

The Company sources its customer premise and capital equipment and capital builds from certain key suppliers. While the Company has alternate sources for most of its purchases, the loss of a key supplier could adversely affect the Company in the short term.

vii)	Programming expenses

Shaw’s programming expenses for cable and DTH continue to be one of the most significant single expense items. Costs continue to increase, particularly for sports programming. In addition, as the Company adds programming or distributes existing programming to more of the subscriber base, programming expenses increase. Although the Company has been successful at reducing the impact of these increases through sale of additional services or increasing subscriber rates, there can be no assurance that the Company will continue to be able to do so and operating results may be impacted.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

In Media one of the most significant expenses is also programming costs. Increased competition in the television broadcasting industry, developments affecting producers and distributors of programming content, changes in viewer preferences and other developments could impact both the availability and cost of programming content. Although the Corporation has processes to effectively manage these costs, programming content may be purchased for broadcasting one to two years in advance, making it more difficult to predict how such content will perform.

viii)	Unionized labour

Approximately 50% of the Media division employees are employed under one of five collective agreements represented by three unions. If labour disruptions occur, it is possible large numbers of employees may be involved and that the Media business may be disrupted. Shaw is currently negotiating one collective agreement and the remaining four agreements have been renewed and are in effect for the next one to three years.

ix)	Holding company structure

Substantially all of Shaw’s business activities are operated by its subsidiaries. As a holding company, the Company’s ability to meet its financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from its subsidiaries together with proceeds raised by the Company through the issuance of equity and the incurrence of debt, and from proceeds received on the sale of assets. The payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

x)	Control of the Company by the Shaw family

As at October 31, 2014, JR Shaw and members of his family and the corporations owned and/or controlled by JR Shaw and members of his family (the “Shaw Family Group”) own approximately 79% of the outstanding Class A Shares of the Company. The Class A Shares are the only shares entitled to vote in all shareholder matters. All of the Class A Shares held by the Shaw Family Group are subject to a voting trust agreement entered into by such persons. The voting rights with respect to such Class A Shares are exercised by the representative of a committee of five trustees. Accordingly, the Shaw Family Group is, and as long as it owns a majority of the Class A Shares will continue to be, able to elect a majority of the Board of Directors of the Company and to control the vote on matters submitted to a vote of the Company’s Class A shareholders.

xi)	Information systems and internal business processes

Many aspects of the Company’s business depend to a large extent on various IT systems and software and internal business processes. Shaw also undertakes ongoing initiatives to update and improve these systems and processes. Although the Company has taken steps to reduce these risks, there can be no assurance that potential failures of, or deficiencies in, these systems, processes or change initiatives will not have an adverse effect on the Corporation’s business and operating results.

xii)	Dividend payments

The Company currently pays monthly common share dividends in amounts approved on a quarterly basis by the Board of Directors. At the current approved dividend amount, the

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

Company would pay approximately $510 million in common share dividends during 2015 (before taking into account the Company’s dividend reinvestment plan (“DRIP”), see further details on page 54). While the Company expects to generate sufficient free cash flow in 2015 to fund these dividend payments, if actual results are different from expectations there can be no assurance that the Company will continue common share dividend payments at the current level.

xiii)	Acquisitions and other strategic transactions

The Company may from time to time make acquisitions and enter into other strategic transactions. In connection with these acquisitions and strategic transactions, Shaw may fail to realize the anticipated benefits, incur unanticipated expenses and/or have difficulty incorporating or integrating the acquired business, the occurrence of which could have a material adverse effect on the Company.

II.	SUMMARY OF QUARTERLY RESULTS

Quarter	Revenue	Operating income before restructuring costs and amortization(1)	Net income attributable to equity shareholders	Net income(2)	Basic earnings per share	Diluted earnings per share
($millions Cdn except per share amounts)
2014
Fourth	1,263	525	187	192	0.40	0.40
Third	1,342	601	219	228	0.47	0.47
Second	1,274	528	215	222	0.46	0.46
First	1,362	608	236	245	0.51	0.51

Total	5,241	2,262	857	887	1.84	1.84

2013
Fourth	1,246	496	111	117	0.24	0.24
Third	1,326	585	239	250	0.52	0.52
Second	1,251	538	172	182	0.38	0.38
First	1,319	601	224	235	0.50	0.49

Total	5,142	2,220	746	784	1.64	1.63

(1)	See key performance drivers on page 21.
(2)	Net income attributable to both equity shareholders and non-controlling interests.

Quarterly revenue and operating income before restructuring costs and amortization are primarily impacted by the seasonality of the Media division and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. Typically, the Media business has higher revenue in the first quarter driven by the fall launch of season premieres and high demand and the third quarter which is impacted by season finales and mid season launches. Advertising revenue typically declines in the summer months of the fourth quarter when viewership is generally lower.

Net income has fluctuated quarter-over-quarter primarily as a result of the changes in operating income before restructuring costs and amortization described above and the impact of the net change in non-operating items. In the fourth quarter of 2014, net income decreased by $36 million primarily due to lower operating income before restructuring costs and amortization of

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

$76 million partially offset by the impact of the restructuring announced during the previous quarter. In the third quarter of 2014, net income increased $6 million due to higher operating income before restructuring costs and amortization of $73 million and lower interest and amortization expense totaling $25 million partially offset by restructuring expenses of $53 million and reduction in net other revenue items of $41 million. The reduction in net other revenue items was primarily due to the gain on sale of media assets of $49 million net of the $8 million of debt retirement costs recorded in the second quarter. In the second quarter of 2014, net income decreased $23 million due to lower operating income before restructuring costs and amortization of $80 million and increased amortization of $8 million partially offset by an improvement in net other non-operating items of $36 million and lower income tax expense of $24 million. In the first quarter of 2014, net income increased $128 million due to increased operating income before restructuring costs and amortization of $112 million, a reduction in net non-operating items of $21 million and lower amortization of $29 million partially offset by higher income taxes of $36 million. The reduction in amortization is due to changes in estimated useful lives of certain property, plant and equipment as well as a change in the amortization period for deferred equipment revenue and the associated deferred equipment costs. Net other non-operating items decreased due to a refund of $5 million in respect of excess money from the Canwest CCAA plan implementation fund received in the first quarter and the write-down of a real estate property of $14 million in the fourth quarter. In the fourth quarter of 2013, net income decreased $133 million due to lower operating income before restructuring costs and amortization of $89 million and reduction in net other revenue items of $67 million partially offset by lower income taxes of $34 million. The reduction in net other revenue items was mainly due to the gain on sale of Mountain Cable of $50 million recorded in the third quarter and write-down of a real estate property of $14 million in the fourth quarter. In the third quarter of 2013, net income increased $68 million due to increased operating income before restructuring costs and amortization of $47 million, the aforementioned gain on sale of Mountain Cable and the gain on sale of the specialty channel ABC Spark partially offset by higher income taxes of $30 million and acquisition and divestment costs in respect of the transactions with Rogers and the acquisition of Envision. In the second quarter of 2013, net income decreased $53 million primarily due to lower operating income before restructuring costs and amortization of $63 million partially offset by lower income taxes of $5 million. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

The following further assists in explaining the trend of quarterly revenue and operating income before restructuring costs and amortization:

Growth in subscriber statistics as follows:

	2014				2013
Subscriber Statistics	First	Second	Third	Fourth	First	Second	Third	Fourth
Video customers	(29,619)	(20,758)	(12,075)	(20,166)	(23,877)	(29,525)	(26,578)	(29,522)
Internet customers	2,746	12,767	12,399	11,983	5,637	7,675	4,157	10,564
Digital Phone lines	1,351	8,075	4,834	1,114	16,750	13,225	17,719	4,722
DTH customers	(9,323)	(1,405)	(5,608)	(6,606)	(4,021)	1,328	(2,930)	(835)

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MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

III.	RESULTS OF OPERATIONS

OVERVIEW OF FISCAL 2014 CONSOLIDATED RESULTS

				Change
($millions Cdn except per share amounts)	2014	2013	2012	2014%	2013%
Operations:
Revenue	5,241	5,142	4,998	1.9	2.9
Operating income before restructuring costs and amortization(1)	2,262	2,220	2,127	1.9	4.4
Operating margin(1)	43.2%	43.2%	42.6%	–	0.6
Funds flow from operations(2)	1,524	1,380	1,299	10.4	6.2
Net income	887	784	761	13.1	3.0
Free cash flow(1)	698	604	482	15.6	25.3
Balance sheet:
Total assets	13,250	12,732	12,722
Long-term financial liabilities
Long-term debt (including current portion)	4,690	4,818	5,263
Derivative instruments	–	–	1
Other financial liabilities	5	53	4

Per share data:
Earnings per share
Basic	1.84	1.64	1.62
Diluted	1.84	1.63	1.61
Weighted average number of participating shares outstanding during period (millions)	457	448	441
Cash dividends declared per share
Class A	1.0775	1.0050	0.9550
Class B	1.0800	1.0075	0.9575

(1)	See key performance drivers on page 21.
(2)	Funds flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.

Highlights

•	Net income was $887 million for the year compared to $784 million in 2013.
•	Earnings per share were $1.84 compared to $1.64 in 2013.
•	Revenue for the year improved 1.9% to $5.24 billion from $5.14 billion last year.
•	Operating income before restructuring costs and amortization of $2.26 billion was up 1.9% over last year’s amount of $2.22 billion.
•	Consolidated free cash flow was $698 million compared to $604 million in 2013.
•

During 2014 the Company increased the dividend rate on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares to an equivalent dividend rate of $1.0975 and $1.10 respectively. Dividends paid in 2014 were $485 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

•

On January 28, 2014 the Company issued $500 million senior unsecured notes at a rate of 4.35% due January 31, 2024 and $300 million floating rate senior unsecured notes due February 1, 2016. The floating rate senior notes bear interest at an annual rate equal to three month CDOR plus 0.69%. The net proceeds from the issuances were used to redeem the $600 million senior unsecured notes due June 2, 2014 and for working capital and general corporate purposes.

•

In April 2014 the Company announced changes to the structure of its operating divisions to improve overall efficiency while enhancing its ability to grow as the leading network and content experience company. Commencing in fiscal 2015, Shaw’s residential and enterprise services are reorganized into new Consumer and Business units, respectively, with no changes to the Media division. In connection with the restructuring of its operations, the Company recorded $58 million primarily in respect of the approximate 400 management and non-customer facing roles which were affected by the organizational changes. The anticipated annual savings, net of hires to support the new structure, is approximately $50 million.

•

During 2014 Shaw entered into a marketing, content and promotion partnership with Rdio, Inc. (“Rdio”) a leading digital music service with a catalog of over 20 million songs. The service allows users to listen anywhere – the web, phone, or offline – and complements Shaw’s broadband and Shaw Go WiFi services. As part of the arrangement Shaw made a financial investment in Rdio’s holding company, Pulser Media Inc. (“Pulser”). In addition, Shaw also made a minority investment in SHOP.CA, one of Canada’s leading on-line ecommerce destinations.

•	During fiscal 2014 and 2013, the Company entered into a number of transactions as follows:
•

In late fiscal 2014, the Company announced it had entered into agreements to acquire 100% of the shares of ViaWest for an enterprise value of US $1.2 billion. ViaWest is headquartered in Denver, Colorado and has 27 data centres in 8 key Western U.S. markets providing collocation, cloud and managed services. On September 2, 2014, the Company closed the acquisition which was funded through a combination of cash on hand, assumption of ViaWest debt and a drawdown of US $330 million on the Company’s credit facility. The ViaWest acquisition provides the Company with a growth platform in the North American data centre sector and is another step in expanding technology offerings for mid-market enterprises in Western Canada.

•

During the current year, the Company partnered with Rogers to form shomi, a new subscription video-on-demand service having the latest most exclusive shows and selections personalized for viewers. The service was launched in beta in early November 2014.

•

During 2013, the Company entered into agreements with Rogers to sell to Rogers its shares in Mountain Cable and grant to Rogers an option to acquire its wireless spectrum licenses; and, to purchase from Rogers its 33.3% interest in TVtropolis General Partnership (“TVtropolis”). The sale of Mountain Cable and the purchase of TVtropolis closed during 2013, after the respective regulatory approvals were received. The potential option exercise for the sale of the wireless spectrum licenses is still subject to various regulatory approvals. The net proceeds of these transactions approximates $700 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

•

During 2013, the Company entered into a number of transactions with Corus, a related party subject to common voting control. In a series of agreements to optimize its portfolio of specialty channels, Shaw agreed to sell to Corus its 49% interest in ABC Spark and 50% interest in its two French-language channels, Historia and Series+. In addition, Corus agreed to sell to Shaw its 20% interest in Food Network Canada. Shaw received net proceeds of $93 million from these transactions. The ABC Spark and Food Network Canada transactions closed during 2013 while Historia and Series+ closed in 2014.

•	In 2013, the Company acquired Envision, a company providing leading telecommunication services to Calgary business customers, for approximately $225 million.
•

During 2013, the Company established a notional fund, the accelerated capital fund, of up to $500 million with proceeds received, and to be received, from the aforementioned strategic transactions with each of Rogers and Corus. Accelerated capital initiatives are being funded through this fund and not cash generated from operations. Key investments include the completion of the Calgary internal data centre, further digitization of the network and additional bandwidth upgrades, development of IP delivery of video, expansion of the WiFi network, and additional innovative product offerings related to Shaw Go and other applications to provide an enhanced customer experience. Approximately $110 million was invested in fiscal 2013, $240 million in fiscal 2014, and $150 million is expected to be invested in fiscal 2015.

•

The Company continued to expand on its TV Everywhere content strategy launching Global Go and a number of Shaw Go apps during fiscal 2014, giving subscribers on-the-go access to their favorite programming. Shaw also continued to invest in and build awareness of Shaw Go WiFi and as at August 31, 2014 had over 45,000 hotspots and 1.25 million devices registered on the network, reflecting the value of the service to customers.

Revenue and operating expenses

Consolidated revenue of $5.24 billion and operating income before restructuring costs and amortization of $2.26 billion both improved 1.9% over 2013. Revenue growth in the Cable division, primarily driven by pricing adjustments and growth in Business, was partially reduced by lower video subscribers, increased programming costs and higher employee related amounts. The marginal revenue decline in the Media division, primarily due to reduced advertising revenues partially offset by increased subscriber revenues as well as the favorable impact of a retroactive adjustment related to distant signal retransmission royalties, was offset through various expense reductions. Revenue growth in the satellite division, primarily due to pricing adjustments, was more than offset by higher programming expenses and increased operating costs related to the new Anik G1 satellite which launched in the third quarter of fiscal 2013. Within all segments, the prior year benefited from a one-time adjustment to align certain broadcast license fees with the CRTC billing period totaling approximately $14 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

Amortization

($millions Cdn)	2014	2013	Change %
Amortization revenue (expense) –
Deferred equipment revenue	69	121	(43.0)
Deferred equipment costs	(142)	(257)	(44.7)
Property, plant and equipment, intangibles and other	(692)	(718)	(3.6)

Amortization of deferred equipment revenue and deferred equipment costs decreased over the comparable year primarily due to the impact of the change in the amortization period for amounts in respect of customer premise equipment from two to three years.

Amortization of property, plant and equipment, intangibles and other decreased over the comparable year as the amortization of new expenditures was more than offset by the impact of assets that became fully depreciated and the effect of changes in useful lives of certain assets.

Amortization of financing costs and Interest expense

($millions Cdn)	2014	2013	Change %
Amortization of financing costs – long-term debt	3	4	(25.0)
Interest expense	266	309	(13.9)

Interest expense decreased over the comparable year primarily due to the combined impact of a lower average debt level and reduced average cost of borrowing.

Other income and expenses

($millions Cdn)	2014	2013	Increase (decrease) in income
Gain on sale of media assets	49	–	49
Gain on sale of cablesystem	–	50	(50)
Acquisition and divestment costs	(4)	(8)	4
Gain on sale of associate	–	7	(7)
Accretion of long-term liabilities and provisions	(6)	(9)	3
Debt retirement costs	(8)	–	(8)
Other losses	(6)	(26)	20

During 2013, the Company agreed to sell its 50% interest in its two French-language channels, Historia and Series+, to Corus, a related party subject to common voting control. The sale of Historia and Series+ closed on January 1, 2014 and the company recorded proceeds of $141 million and a gain of $49 million.

During 2013, the Company closed the sale of Mountain Cable in Hamilton, Ontario to Rogers. The Company received proceeds, after working capital adjustments, of $398 million and recorded a gain of $50 million.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

The Company incurred $4 million of acquisition related costs in fiscal 2014 for professional fees paid to lawyers, consultants and advisors in respect of the acquisition of ViaWest which closed subsequent to year end.

In 2013, the Company incurred $8 million of costs in respect of the acquisition of Envision and the transactions with Rogers related to the sale of Mountain Cable, grant of an option to acquire the wireless spectrum licenses and purchase from Rogers its interest in TVtropolis.

During 2013, the Company recorded a gain of $7 million on the sale of its interest in ABC Spark to Corus.

The Company records accretion expense in respect of the discounting of certain long-term liabilities and provisions which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations.

On February 18, 2014, the Company redeemed the $600 million 6.50% senior notes due June 2, 2014. In connection with the early redemption, the Company incurred costs of $7 million and wrote-off the remaining finance costs of $1 million.

Other losses generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. During the prior year, the category included amounts related to the electrical fire and resulting water damage to Shaw Court that occurred during the fourth quarter of 2012. In fiscal 2013, the Company received insurance advances of $5 million related to its insurance claim and incurred costs of $13 million in respect of ongoing recovery activities. In addition, during the fourth quarter of the prior year, the Company decided to discontinue further construction of a real estate project which resulted in a write-down of $14 million. During the current year, the category includes additional proceeds of $6 million related to the aforementioned insurance claim and also includes a refund of $5 million in respect of excess money from the Canwest CCAA plan implementation fund and a write-down of $6 million in respect of discontinued capital projects.

Income tax expense

The income tax expense was calculated using current statutory income tax rates of 26.0% for 2014 and 25.9% for 2013 and was adjusted for the reconciling items identified in Note 23 to the Consolidated Financial Statements.

Earnings per share

($millions Cdn except per share amounts)	2014	2013	Change %
Net income	887	784	13.1
Weighted average number of participating
shares outstanding during period (millions)	457	448	2.0
Earnings per share
Basic	1.84	1.64	12.2
Diluted	1.84	1.63	12.9

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

Net income

Net income was $887 million in 2014 compared to $784 million in 2013. The year-over-year changes are summarized in the table below.

Net income increased $103 million over the prior year. The current year benefitted from higher operating income before restructuring costs and amortization, lower amortization and interest expense and improved net other costs and revenue, partially offset by higher income taxes and restructuring costs. Net other costs and revenue in both years was impacted by various items including gains on sales of media and cable assets as well as write-downs of assets while the prior year also included amounts in respect of recovery activities related to damage at Shaw Court.

($millions Cdn)
Increased operating income before restructuring costs and amortization	42
Restructuring costs	(58)
Decreased amortization	90
Decreased interest expense	43
Change in other net costs and revenue(1)	11
Increased income taxes	(25)

103

(1)	Net other costs and revenue includes gains on sales of media assets and cablesystem, acquisition and divestment costs, gain on sale of associate, accretion of long-term liabilities and provisions, debt retirement costs and other losses as detailed in the Consolidated Statements of Income.

SEGMENTED OPERATIONS REVIEW

CABLE

FINANCIAL HIGHLIGHTS

($millions Cdn)	2014	2013	Change %
Revenue	3,365	3,266	3.0

Operating income before restructuring costs and amortization(1)	1,632	1,582	3.2

Capital expenditures and equipment costs (net):(6)
New housing development(2)	94	94	–
Success-based(3)	234	203	15.3
Upgrades and enhancement(4)	364	380	(4.2)
Replacement(5)	49	46	6.5
Buildings and other	247	144	71.5

	988	867	14.0

Operating margin(1)	48.5%	48.4%	0.1

(1)	See key performance drivers on page 21.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

(2)	Build out of mainline cable and the addition of drops in new subdivisions.
(3)	Capital and equipment costs (net) related to the acquisition of new customers, including installation of internet and digital phone modems, DCTs and commercial drops for Shaw Business customers.
(4)	Upgrades to the plant and build out of the fibre backbone.
(5)	Normal replacement of aged assets such as drops, vehicles and other equipment.
(6)	Amounts in 2014 and 2013 include $240 million and $110 million, respectively, related to certain capital investments that are being funded from the accelerated capital fund.

OPERATING HIGHLIGHTS

•	Revenue and operating income before restructuring costs and amortization improved 3.0% and 3.2%, respectively, over last year.
•	Internet customers were up 39,895 to 1,930,401 and Digital Phone lines increased 15,374 totaling 1,375,334 as at August 31, 2014. Video subscribers decreased 82,618.

Cable revenue of $3.36 billion improved 3.0% over last year. Price adjustments along with growth in Business, including the Envision acquisition, and Internet were partially offset by lower Video subscribers and the impact of the divestiture of Mountain Cable in the prior year.

Operating income before restructuring costs and amortization of $1.63 billion improved 3.2% over the prior year. The net revenue improvement, along with lower marketing expenses and the reduction in the LPIF from 1.0% to 0.5%, were partially offset by increased programming costs and higher employee related expenses. The prior year also benefitted from a favorable adjustment of approximately $7 million to align certain broadcast license fees with the CRTC billing period.

Capital investment of $988 million increased $121 million over the prior year. The current year included $240 million of investment funded through the accelerated capital fund while the prior year spend was $110 million. The accelerated capital fund initiatives included continued investment on the new data centre, network capacity, next generation delivery systems, and expediting the WiFi infrastructure build.

Success-based spend was $31 million higher than the prior year due to Video equipment included offers and higher WiFi modem purchases, partially reduced by lower Digital Phone modem purchases.

Investment in Upgrades and enhancement and Replacement categories combined of $413 million was lower by $13 million due to prior year investment in the DNU project. Significant investment continued in upgrades to improve internet bandwidth capacity and congestion, WiFi network build, business customer growth and IPTV video systems.

Investment in Buildings and other was up $103 million compared to last year due to higher spending on the new internal data centre and Shaw Court refurbishment.

Shaw continues to invest in the largest WiFi network in Canada, now with over 45,000 hotspots located in businesses and municipalities from Victoria, British Columbia to Sault Ste. Marie, Ontario. Shaw’s carrier-grade network allows Shaw Internet customers, while on the go, to access and stream internet content, including Shaw Go Apps.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

SUBSCRIBER STATISTICS

	2014	2013	Growth	Change %
VIDEO:
Connected	1,957,629	2,040,247	(82,618)	(4.0)
Penetration as a % of homes passed	47.8%	50.9%

INTERNET:
Connected	1,930,401	1,890,506	39,895	2.1
Stand-alone Internet not included in video	392,387	320,724	71,663	22.3
Penetration as a % of video (excluding Standalone Internet)	78.6%	76.9%
DIGITAL PHONE:
Number of lines(1)	1,375,334	1,359,960	15,374	1.1

(1)	Represents primary and secondary lines on billing.

SATELLITE

FINANCIAL HIGHLIGHTS

($millions Cdn)	2014	2013	Change %
Revenue	878	860	2.1

Operating income before restructuring costs and amortization(1)	277	285	(2.8)

Capital expenditures and equipment costs (net):
Success-based(2)	79	88	(10.2)
Transponders	–	23	>100.0
Buildings and other	10	12	(16.7)

	89	123	(27.6)

Operating margin(1)	31.5%	33.1%	(1.6)

(1)	See key performance drivers on page 21.
(2)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

OPERATING HIGHLIGHTS

•	Revenue improved 2.1% over the prior year to $878 million while operating income before restructuring costs and amortization declined 2.8% to $277 million.
•	Shaw Direct subscribers decreased 22,942 to 880,623 at August 31, 2014.

Revenue of $878 million was up 2.1% over last year primarily due to rate adjustments partially offset by customer declines. Operating income before restructuring costs and amortization of $277 million decreased from $285 million last year primarily due revenue related improvements offset by higher fees related to programming services and operating costs related to the Anik G1 transponders launched in the third quarter last year. The prior year also benefitted from a favorable adjustment of approximately $4 million to align certain broadcast license fees with the CRTC billing period.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

Total capital investment of $89 million for the current year declined from $123 million last year. Success based capital was down primarily due to lower customer growth. The decrease in Transponders reflects the final payment related to Anik G1 in the prior year while the decline in Buildings and other relates to higher investment last year in various uplink equipment.

During the year, Shaw Direct launched a number of new HD and SD channels and currently offers over 650 channels of which more than 220 are HD.

SUBSCRIBER STATISTICS

	2014	2013	Growth
Shaw Direct customers(1)	880,623	903,565	(22,942)

(1)	Including seasonal customers who temporarily suspend their service.

MEDIA

FINANCIAL HIGHLIGHTS

($millions Cdn)	2014	2013	Change %
Revenue	1,096	1,106	(0.9)

Operating income before restructuring costs amortization(1)	353	353	–

Capital expenditures:
Broadcast and transmission	10	13	(23.1)
Buildings/other	8	18	(55.6)

	18	31	(41.9)

Other adjustments:
CRTC benefit obligation funding	(58)	(52)	11.5
Non-controlling interests	(31)	(39)	(20.5)
Operating margin(1)	32.2%	31.9%	0.3

(1)	See key performance drivers on page 21.

OPERATING HIGHLIGHTS

2014 revenue of $1.10 billion and operating income before restructuring costs and amortization of $353 million compared to $1.11 billion and $353 million, respectively, for the prior year. Revenues declined due to reduced advertising revenues and the impact of the disposition of Historia and Series+. This was partially offset by increased subscriber and other revenues that included a retroactive adjustment of $6 million related to Global’s share of royalties for distant signal transmission for the years 2009 through 2013. Operating income before restructuring costs and amortization was unchanged year-over-year as the current year revenue decline was offset through various lower expenses including employee related and marketing. The prior year also benefitted from a favorable adjustment of approximately $3 million to align certain broadcast license fees with the CRTC billing period.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

Global delivered solid programming results throughout the year with new programs such as The Blacklist and returning favourites including the NCIS franchise, Bones and Survivor. The conventional fall programming premiered through the month of September and into October with a solid returning line-up combined with new drama programming.

Throughout the year, Media’s specialty portfolio held solid positions in the channel rankers in the Adult 25-54 category and closed out the year with 3 of the Top 10 analog channels and 5 of the Top 10 digital channels. In late fiscal 2014, Shaw Media announced the rebranding of two existing channels to FYI and Crime + Investigation which took place early in fiscal 2015.

During 2014, Global News retained the number one position in the Vancouver, Calgary and Edmonton markets, while continued focus on on-line and mobile audiences has maintained Globalnews.ca as Canada’s fastest growing major news site. Global News continues to receive recognition for the quality of its journalism and public service and was honoured during the current year with numerous awards from various organizations, including Global Calgary receiving the prestigious “Best Local Newscast in Canada” award. In addition, Globalnews.ca won the 2013 Eppy Award for the best overall news website design, surpassing major Canadian and US news sites. In August 2014 Shaw filed an application with the CRTC for a new Category C hybrid national and local all news channel.

Higher capital investment was incurred in fiscal 2013 to support various initiatives including the launch of BC1 Regional News Channel, completion of the DTV transition in mandated markets, and various facility investments.

IV.  FINANCIAL POSITION

Total assets were $13.2 billion at August 31, 2014 compared to $12.7 billion at August 31, 2013. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2013.

Current assets increased $138 million primarily due to increases in cash, accounts receivable and inventories of $215 million, $7 million and $23 million, respectively partially offset by a decrease in assets held for sale of $105 million upon closing the sale of Historia and Series+ in the second quarter. Cash increased as funds provided by operations exceeded cash outlays for investing and financing activities. Accounts receivable increased due to timing of collection of advertising and other receivables while inventories were higher due to timing of equipment purchases.

Investments and other assets increased $50 million due to various financial investments including the investments in Pulser and SHOP.CA.

Property, plant and equipment increased $282 million primarily as a result of current year capital investment exceeding amortization.

Other long-term assets decreased $23 million primarily due to lower deferred equipment costs and related customer equipment financing receivables.

Intangibles increased $45 million mainly due to additional investments in software intangibles and acquired program rights and advances exceeding the amortization for the current year.

Current liabilities decreased $809 million due to the repayment of the promissory note of $48 million, a decline in the current portion of long-term debt of $950 million, a decrease in liabilities associated with assets held for sale of $14 million and lower accounts payable and

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

accrued liabilities of $31 million which were partially offset by increases in provisions of $18 million, income taxes payable of $205 million and unearned revenue of $11 million. The current portion of long-term debt decreased due to the repayment of the 7.5% $350 million senior notes which were due in November 2013 and early redemption of the 6.5% $600 million senior notes which were due June 2014. Liabilities associated with assets held for sale decreased as the sale of Historia and Series+ closed during the second quarter at which time the Company settled the promissory note that had been owing to Corus. Accounts payable and accruals declined due to a decrease in CRTC benefit obligations as well as timing of payment and fluctuations in various payables. During the current year, the Company funded the remaining expenditure commitments in respect of the fiscal 2007 CRTC benefit obligation which the Company had assumed as part of the media acquisition in 2010. Provisions increased primarily due to the restructuring while income taxes payable increased due to the current year expense partially offset by net tax installment payments. Unearned revenue was higher primarily due to an increase in advance bill payments.

Long-term debt increased $822 million due to the issuance of 4.35% $500 million senior notes and $300 million floating rate senior notes and the refinancing of the Partnership’s mortgage debt.

Other long-term liabilities increased $28 million due to an increase in employee benefit plans, primarily as a result of actuarial losses, partially offset by a decrease in CRTC benefit obligations.

Deferred credits decreased $10 million due to amortization of deferred IRU revenue.

Deferred income tax liabilities, net of deferred income tax assets, decreased $63 million due to the current year income tax recovery.

Shareholders’ equity increased $524 million primarily due to increases in share capital of $227 million and retained earnings of $347 million partially offset by an increase in accumulated other comprehensive loss of $46 million. Share capital increased due to the issuance of 9,199,784 Class B Non-Voting Shares under the Company’s option plan and DRIP. As of November 15, 2014, share capital is as reported at August 31, 2014 with the exception of the issuance of a total of 1,951,937 Class B Non-Voting Shares under the DRIP and upon exercise of options under the Company’s option plan. Retained earnings increased due to current year earnings of $857 million partially offset by dividends of $510 million. Accumulated other comprehensive loss increased due to the remeasurements recorded on employee benefit plans.

V.  CONSOLIDATED CASH FLOW ANALYSIS

Operating activities

($millions Cdn)	2014	2013	Change %
Funds flow from operations	1,524	1,380	10.4
Net change in non-cash working capital balances	216	(11)	>100.0

	1,740	1,369	27.1

Funds flow from operations increased over the comparative year due to improved operating income before restructuring costs and amortization, lower interest expense and a decrease in program rights purchases in the current year as well as the initial $300 million supplemental

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MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

executive retirement plan funding in the prior year, all of which were partially offset by the restructuring amounts and higher current income tax expense in the current year. The net change in non-cash working capital balances related to operations fluctuated over the comparative year due to the timing of payment of current income taxes payable and accounts payable and accrued liabilities as well as fluctuations in accounts receivable.

Investing activities

($millions Cdn)	2014	2013	Increase
Cash flow used in investing activities	(1,029)	(642)	387

The cash used in investing activities increased over last year primarily due to the net cash receipt in respect of the transactions with Rogers partially offset by the acquisition of Envision in the comparative period and higher cash outlays for capital expenditures in the current year partially offset by the proceeds on the sale of Historia and Series+ which closed on January 1, 2014.

Financing activities

The changes in financing activities during 2014 and 2013 were as follows:

	Year ended August 31,
($millions Cdn)	2014	2013
Issuance of 4.35% senior unsecured notes	500	–
Issuance of floating rate senior unsecured notes	300	–
Redeem 6.5% senior unsecured notes	(600)	–
Repay 7.5% senior unsecured notes	(350)	–
Repay 6.1% senior unsecured notes	–	(450)
Repay promissory note	(48)	–
Prepay Partnership mortgage	(19)	–
Partnership mortgage loan proceeds	40	–
Senior notes issuance costs	(4)	–
Debt retirement costs	(7)	–
Dividends	(352)	(332)
Issuance of Class B Non-Voting Shares	70	69
Distributions paid to non-controlling interests	(26)	(19)
Contributions received from non-controlling interests	–	1
Repayment Partnership debt	–	(1)

	(496)	(732)

VI.  LIQUIDITY AND CAPITAL RESOURCES

In the current year, the Company generated $698 million of free cash flow. Shaw used its free cash flow along with $800 million of proceeds from the two senior unsecured note issuances, net proceeds from the transactions with Corus of $93 million, proceeds on issuance of Class B Non-Voting Shares of $70 million and the net working capital and inventory reduction of $180 million to repay the 7.5% $350 million senior notes, redeem the 6.5% $600 million senior

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

notes, pay common share dividends of $339 million, fund $240 million of accelerated capital spend, pay $45 million of restructuring costs, make $52 million in financial investments and increase cash balances $215 million.

To allow for timely access to capital markets, the Company filed a short form base shelf prospectus with securities regulators in Canada and the U.S. on May 13, 2013. The shelf prospectus allows for the issue up to an aggregate $4 billion of debt and equity securities over a 25 month period. Pursuant to the shelf prospectus, on January 31, 2014 the Company issued $500 million senior notes at a rate of 4.35% due January 31, 2024 and $300 million floating rate senior notes due February 1, 2016. The floating rate senior notes bear interest at an annual rate equal to three month CDOR plus 0.69%. The net proceeds from the issuances were used to redeem the $600 million senior notes due June 2, 2014 and for working capital and general corporate purposes.

On December 5, 2013 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 20,000,000 Class B Non-Voting Shares during the period from December 9, 2013 to December 8, 2014. No shares have been repurchased during the current year.

The Company’s DRIP allows holders of Class A Shares and Class B Non-Voting Shares who are residents of Canada to automatically reinvest monthly cash dividends to acquire additional Class B Non-Voting Shares. Class B Non-Voting Shares distributed under the Company’s DRIP are new shares issued from treasury at a 2% discount from the 5 day weighted average market price immediately preceding the applicable dividend payment date. The DRIP has resulted in cash savings and incremental Class B Non-Voting Shares of $146 million during fiscal 2014.

Subsequent to year end, the Company used a combination of cash on hand, assumption of ViaWest debt and US $330 million of credit facility borrowings to finance the acquisition of ViaWest.

Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Debt structure and financial policy

Shaw structures its borrowings generally on a stand-alone basis. The borrowings of Shaw are unsecured. While certain non-wholly owned subsidiaries are subject to contractual restrictions which may prevent the transfer of funds to Shaw, there are no similar restrictions with respect to wholly-owned subsidiaries of the Company.

Shaw’s borrowings are subject to covenants which include maintaining minimum or maximum financial ratios. At August 31, 2014, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings. As at August 31, 2014, the ratio of debt to operating income before restructuring costs and amortization for the Corporation is 1.9 times.

Having regard to prevailing competitive, operational and capital market conditions, the Board of Directors has determined that having this ratio in the range of 2.0 to 2.5 times would be

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

optimal leverage for the Corporation in the current environment. Should the ratio fall below this, on an other than temporary basis, the Board may choose to recapitalize back into this optimal range. The Board may also determine to increase the Corporation’s debt above these levels to finance specific strategic opportunities such as a significant acquisition or repurchase of Class B Non-Voting Participating Shares in the event that pricing levels were to drop precipitously.

Off-balance sheet arrangement and guarantees

Guarantees

Generally it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties; however, it has entered into certain agreements as more fully described in Note 25 to the Consolidated Financial Statements. As disclosed thereto, Shaw believes it is remote that these agreements would require any cash payment.

Contractual obligations

The amounts of estimated future payments under the Company’s contractual obligations at August 31, 2014 are detailed in the following table.

CONTRACTUAL OBLIGATIONS

	Payments due by period
($millions Cdn)	Total	Within 1 year	2 – 3 years	4 – 5 years	More than 5 years
Long-term debt(1)	8,142	267	1,506	439	5,930
Operating obligations(2)	1,899	737	482	319	361
Purchase obligations(3)	75	59	14	2	–
Other obligations(4)	5	–	5	–	–

	10,121	1,063	2,007	760	6,291

(1)	Includes principal repayments and interest payments.
(2)	Includes maintenance and lease of satellite transponders, program related agreements, lease of transmission facilities and premises and exclusive rights to use intellectual property in Canada.
(3)	Includes capital expenditure and inventory purchase commitments.
(4)	Includes other non-current financial liabilities and is in respect of program rights.

VII.  ADDITIONAL INFORMATION

Additional information relating to Shaw, including the Company’s Annual Information Form dated November 28, 2014, can be found on SEDAR at www.sedar.com.

VIII.  COMPLIANCE WITH NYSE CORPORATE GOVERNANCE LISTING STANDARDS

Disclosure of the Company’s corporate governance practices which differ from the New York Stock Exchange (“NYSE”) corporate governance listing standards are posted on Shaw’s website, www.shaw.ca (under Investors/Corporate Governance/Compliance with NYSE Corporate Governance Listing Standards).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2014

IX.  CERTIFICATION

The Company’s Chief Executive Officer and Senior Vice President, Finance have filed certifications regarding Shaw’s disclosure controls and procedures and internal control over financial reporting.

As at August 31, 2014, the Company’s management, together with its Chief Executive Officer and Senior Vice President, Finance, has evaluated the effectiveness of the design and operation of each of the Company’s disclosure controls and procedures and internal control over financial reporting. Based on these evaluations, the Chief Executive Officer and Senior Vice President, Finance have concluded that the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting are effective.

There were no changes in the Company’s internal controls over financial reporting during the fiscal year that have materially affected or are reasonably likely to materially affect Shaw’s internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.